Filed Pursuant to Rule 424(b)(3)
Registration Number 333-141124
BANK OF NEW JERSEY
204 Main Street
Fort Lee, New Jersey 07024
May 21, 2007

To Our Shareholders:

You are cordially invited to attend the Special Meeting of Shareholders of Bank of New Jersey, or the “Bank,” to be held on July 19, 2007 at 3:00 PM at the Fort Lee Hilton Hotel, 2117 Route 4 Eastbound, Fort Lee, New Jersey. At the Special Meeting, shareholders will be asked to consider and vote upon the following matters:

•	a proposal to adopt a Plan of Acquisition with anti-takeover provisions, pursuant to which the Bank would adopt a bank holding company structure, the Bank would become a wholly-owned subsidiary of Bancorp of New Jersey, Inc., or “Bancorp,” a company formed solely for the purpose of becoming the holding company of the Bank, and the shareholders of the Bank would become shareholders of Bancorp through a one-to-one exchange of their Bank common stock for shares of Bancorp common stock;

•	a proposal to approve the number of authorized shares of Bancorp as set forth in Bancorp’s certificate of incorporation;

•	a proposal to approve a provision in Bancorp’s certificate of incorporation providing for a classified board of directors with one-third of the directors being elected each year; and

•	a proposal to adopt the 2007 Non-Qualified Stock Option Plan for Directors, which provides for options to purchase shares of common stock to be issued to non-employee directors of the Bank;

•	a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies.

The board of directors of the Bank believes that each of the proposals being submitted to the shareholders is in the best interests of the Bank and its shareholders and recommends that you to vote “FOR” each of these proposals.

Very truly yours,

ALBERT F. BUZZETTI
President and Chief Executive Officer

BANK OF NEW JERSEY
204 Main Street
Fort Lee, New Jersey 07024

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 19, 2007

Notice is hereby given that a Special Meeting of Shareholders of Bank of New Jersey, or the “Bank,” will be held at the Fort Lee Hilton Hotel, 2117 Route 4 Eastbound, Fort Lee, New Jersey on Thursday, July 19, 2007, at 3:00 PM, for the purpose of considering and voting upon the following matters:

•	a proposal to adopt a Plan of Acquisition with anti-takeover provisions, pursuant to which the Bank would adopt a bank holding company structure, the Bank would become a wholly-owned subsidiary of Bancorp of New Jersey, Inc., or “Bancorp,” a company formed solely for the purpose of becoming the holding company of the Bank, and the shareholders of the Bank would become shareholders of Bancorp through a one-to-one exchange of their shares of common stock of the Bank for shares of common stock of Bancorp;

•	a proposal to approve the number of authorized shares of Bancorp as set forth in Bancorp’s certificate of incorporation;

•	a proposal to approve a provision in the Bancorp certificate of incorporation providing for a classified board of a directors with one-third of the directors being elected each year; and

•	a proposal to adopt the 2007 Non-Qualified Stock Option Plan for Directors, which provides for options to purchase shares of common stock to be issued to non-employee directors of the Bank;

•	a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies.

Shareholders of record at the close of business on May 21, 2007 are entitled to notice of and to vote at the special meeting. Whether or not you contemplate attending the special meeting, the board of directors of the Bank recommends that you execute and return the enclosed form of proxy. You may revoke your proxy at any time prior to the exercise of the proxy by delivering to the Bank a later dated proxy, by delivering a later dated written notice of revocation to the Bank, or by voting your shares in person at the special meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

CONNIE CALTABELLATTA
Secretary

May 21, 2007

BANK OF NEW JERSEY
204 Main Street
Fort Lee, New Jersey 07024

PROXY STATEMENT AND PROSPECTUS FOR SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON JULY 19, 2007

This proxy statement is being furnished to shareholders of Bank of New Jersey, referred to as the “Bank,” in connection with the solicitation by the board of directors of the Bank of proxies to be voted at the special meeting of shareholders to be held at the Fort Lee Hilton Hotel, 2117 Route 4 Eastbound, Fort Lee, New Jersey, at 3:00 PM on Thursday, July 19, 2007, or such later date to which the special meeting may be adjourned or postponed. At the special meeting, you will be asked to consider and vote upon the following matters:

•	a proposal to adopt a Plan of Acquisition with anti-takeover provisions, pursuant to which the Bank would adopt a bank holding company structure, the Bank would become a wholly-owned subsidiary of Bancorp of New Jersey, Inc., or “Bancorp,” a company formed solely for the purpose of becoming the holding company of the Bank, and the shareholders of the Bank would become shareholders of Bancorp through a one-to-one exchange of their shares of Bank common stock for shares of Bancorp common stock;

•	a proposal to approve the number of authorized shares of Bancorp as set forth in Bancorp’s certificate of incorporation;

•	a proposal to approve a provision in the Bancorp certificate of incorporation providing for a classified board of a directors with one-third of the directors being elected each year; and

•	a proposal to adopt the 2007 Non-Qualified Stock Option Plan for Directors, which provides for options to purchase shares of common stock to be issued to non-employee directors of the Bank;

•	a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies.

Information regarding these proposals is included in this proxy statement, as well the exhibits hereto. In accordance with the New Jersey Banking Act of 1948, as amended, referred to as the “Banking Act,” and the by-laws of the Bank, no other business may be transacted at the special meeting. Shareholders should carefully read this proxy statement, as well as the exhibits hereto.

This proxy statement also serves as the prospectus for the proposed issuance by Bancorp of up to 2,901,147 shares of its class of common stock, no par value per share, upon consummation of the Plan of Acquisition. If the Plan of Acquisition is approved and the holding company reorganization is consummated, shareholders of the Bank who do not dissent will receive shares of the common stock of Bancorp. Exchanging your shares in the Bank for shares of Bancorp common stock involves significant risks. YOU SHOULD READ THE “RISK FACTORS” SECTION BEGINNING ON PAGE 4 BEFORE VOTING ON THE PLAN OF ACQUISITION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock of the holding company or passed upon the adequacy or accuracy of this proxy statement. Any representation to the contrary is a criminal offense.

Neither the common stock of the Bank nor the common stock of the holding company are savings accounts or savings deposits and will not be insured by the bank insurance fund of the federal deposit insurance corporation or any other government agency. These securities are subject to investment risk, including the possible loss of principal.

The first date on which this proxy statement/prospectus is being sent to the shareholders of the Bank is on or about May 21, 2007.

FORWARD-LOOKING STATEMENTS

The information in this proxy statement contains “forward looking statements”, which involve risks and uncertainties. Such statements are not historical facts and include expressions about management’s confidence, strategies, and expectations about new and existing programs, products, relationships, opportunities, technologies, and market conditions. These statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “may,” “potential,” or similar statements or variations of such terms. Examples of forward looking statements include, but are not limited to, estimates with respect to the financial condition, results of operations, and business of Bank of New Jersey, that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include: changes in general, economic and market conditions, both in the Bank’s trade area and nationally, legislative and regulatory conditions, or the development of an interest rate environment which adversely affects Bank of New Jersey’s interest rate margin or other income anticipated from operations and investments, changes in monetary policy, the continued viability of the Bank’s customers and a variety of other matters, most, if not at all of which, are beyond the Bank’s control. You should not place undue reliance on any forward-looking statements, which only reflect management’s analysis as of the date of this proxy statement. We undertake no obligation to update forward-looking statements or to make any public announcement when we consider forward-looking statements in this proxy statement to no longer be accurate, whether as a result of new information or future events.

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SUMMARY

This summary highlights the material information contained elsewhere in this proxy statement. This summary is not complete and does not contain all of the information that you should consider before voting on the proposals. You should read the entire proxy statement carefully, including “Risk Factors,” before you vote.

Our Business

We are a New Jersey state-chartered commercial bank, having our principal office in Fort Lee in Bergen County, New Jersey. The mailing address and telephone number of our executive offices are 204 Main Street, Fort Lee, NJ 07024 and (201) 944-8600.

We provide a traditional range of financial products and services to meet the deposit and credit needs of individual customers, small businesses and professionals in our local market area. As a locally owned and operated community bank, we maintain a strong focus on service that is highly personalized, efficient and responsive to local needs. To augment the provision of community banking services, we provide for the alternate delivery of certain of our financial products to our local customers and to a broader market through the use of mail, telephone and internet banking.

It is our intention to deliver these products and services with the care and professionalism expected of a community bank and with a special dedication to personalized service. To create this environment, we employ a well-trained, highly motivated staff interested in providing quality client relationships using state-of-the-art delivery systems and client service facilities.

The pursuit of this strategy is guided by a management team with extensive banking experience, whose goal is to serve the financial needs of its clients and provide a profitable return to its investors, consistent with safe and sound banking practices.

Plan of Acquisition

The board of directors of the Bank has approved a Plan of Acquisition, which provides for the establishment of a bank holding company structure. The Plan provides for the transfer and contribution of all of the Bank common stock held by the shareholders to Bancorp in a one-for-one exchange for the common stock of Bancorp pursuant to the terms of the Banking Act. All of the 2,413,257 outstanding shares of common stock of the Bank and up to 487,890 shares issuable upon exercise of outstanding exercisable options and warrants, if exercised, would be exchanged for shares of Bancorp common stock. As a result, the shareholders of the Bank would become the shareholders of Bancorp, Bancorp would acquire the Bank and the Bank would be the wholly-owned subsidiary of Bancorp. You should refer to “Proposal No. 1: Plan of Acquisition” for more information.

Authorized Shares

The Plan of Acquisition includes certain provisions which may have an anti-takeover effect, including an increase in the class of authorized shares from 5,000,000 shares of Bank common stock to 20,000,000 shares of Bancorp common stock. The board of directors believes that the additional shares of authorized common stock will provide Bancorp with greater flexibility to issue common stock in connection with future financings, and for other purposes without the delay and expense of obtaining further shareholder approval.

Classified Board of Directors

The Bancorp certificate of incorporation also provides for a classified board with approximately one-third of the directors elected each year and each class of directors serving a three year term. The Bank board of directors are elected annually as required under the Banking Act.

2007 Non-Qualified Stock Option Plan for Directors

The board of directors of the Bank has approved the 2007 Non-Qualified Stock Option Plan for Directors, which provides for the issuance of options to purchase up to 240,000 shares of Bank common stock to non-

employee directors of the Bank. The board of directors believes that it will be in the best long-term interests of the shareholders for non-employee directors to have an equity interest, thereby tying the interest of the non-employee directors to those of the shareholders. You should refer to “Proposal No. 4: 2007 Non-Qualified Stock Option Plan for Directors” for more information.

Adjournment or Postponement

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the Plan of Acquisition and each of the proposals related to the holding company reorganization, these proposals could not be approved unless such meeting was adjourned or postponed to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by the Bank to be voted for adjournment or postponement, you are being asked to consider a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to permit further solicitation of proxies if necessary to obtain additional votes in favor of the proposals.

Per Share Data

The following table sets forth certain per share data of the Bank at and for the fiscal year ended December 31, 2006.

Book value per share — basic:	$17.94
Income (loss) per share — basic:	$(0.24)
Cash dividends declared per share:	$0.00

After the holding company reorganization, the consolidated capitalization, assets, liabilities, results of operations and other financial data of Bancorp immediately following the reorganization will be substantially the same as those of the Bank immediately prior to the holding company reorganization. You should refer to “Proposal No. 1: Plan of Acquisition — Accounting Treatment” on page 16 for more information.

Market Value of Common Stock

Although the Bank common stock is freely transferable, it is not traded on an exchange and no active trading market for our common stock exists. Purchases and sales generally take place pursuant to negotiated transactions. Based on approximately fifteen trades prior to November 30, 2006, the day prior to the initial adoption of the Plan of Acquisition, the market value of the Bank common stock was $20.00 per share or, as adjusted for our ten percent stock distribution in January 2007, $18.18. Bancorp has been organized solely for the purpose of consummating the holding company reorganization and unless and until the holding company reorganization is consummated no shares of Bancorp common stock will be issued.

Votes Held by Our Directors and Executive Officers and Their Affiliates

As of May 21, 2007, our directors and executive officers and their respective affiliates beneficially owned 612,537 shares of Bank common stock, or approximately 24.28% of the shares outstanding and entitled to vote on the Plan of Acquisition and shares issuable upon the exercise of exercisable warrants and options held by our directors and executive officers and their respective affiliates. We anticipate that all of our directors and executive officers and their respective affiliates will vote for the 2007 Non-Qualified Stock Option Plan for Directors, the Plan of Acquisition and each of the other proposals. The approval of each proposal requires the affirmative vote of two-thirds of outstanding shares of Bank common stock. Accordingly, the votes of our directors and executive officers and their respective affiliates will have a significant influence on whether each proposal is approved by the shareholders.

Regulatory Requirements

Consummation of the transactions contemplated by the Plan of Acquisition is subject to certain federal and state regulatory requirements, including the approval of the Commissioner of the New Jersey Department of Banking and Insurance, which was received on January 16, 2007 and May 18, 2007, and the approval of the Board of Governors of the Federal Reserve System, which was received on March 9, 2007. You should refer to “Proposal No. 1: Plan of Acquisition — Regulatory Requirements and Other Conditions” on page 12 for more information.

Dissenters’ Rights

You have the right to dissent from the Plan of Acquisition and demand and receive payment of the fair value of your shares of Bank common stock. In order to perfect dissenter’s rights, however, you must file a written notice of dissent with the Bank prior to the vote on the Plan of Acquisition and follow additional procedures to demand payment and, if necessary, to demand a determination of fair value by the Superior Court of New Jersey. If you do not follow the required procedures or if you vote in favor of the Plan of Acquisition, you will waive your dissenters’ rights. You should refer to “Rights of Dissenting Shareholders” for on page 21 more information.

Material U.S. Federal Income Tax Consequences

It is expected that the holding company reorganization contemplated by the Plan of Acquisition will not result in U.S. federal income tax to a holder of shares of Bank common stock who exchanges his or her shares solely for shares of Bancorp common stock. You should refer to “Material United States Federal Income Tax Consequences” on page 17 for more information and consult with your own tax advisor for a comprehensive explanation of the tax consequences of the Plan of Acquisition as it affects your particular circumstances.

Recommendations

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE 2007 DIRECTOR OPTION PLAN, A VOTE “FOR” THE PLAN OF ACQUISITION, A VOTE “FOR” AN INCREASE IN THE AUTHORIZED CAPITAL STOCK, A VOTE “FOR” A CLASSIFIED BOARD OF DIRECTORS AND A VOTE “FOR” THE ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING IF NECESSARY OR APPROPRIATE.

RISK FACTORS

You should carefully consider the risk factors listed below. You should read this section together with the other information in this proxy statement/prospectus.

Certain provisions of Bancorp’s certificate of incorporation will make it more difficult to remove the board of directors or management of the holding company and therefore, the Bank.

Bancorp’s certificate of incorporation provides for the classification of the board of directors into three classes with each class serving a staggered three-year term. As a result of this classification, only one third of the entire board of directors would stand for election in any one year and a minimum of two annual meetings would be required to elect a majority of the board of directors. This may have the effect of deterring or discouraging, among other things, a proxy contest for control of the holding company, the assumption of control of the holding company by a holder of a large block of the holding company’s common stock, and the removal of incumbent management of the holding company or the Bank.

Certain provisions of New Jersey law, which would be applicable to Bancorp but are not applicable to the Bank, may have the effect of discouraging a future takeover attempt.

Certain provisions of the New Jersey Shareholders Protection Act may have the effect of discouraging a future takeover attempt which is not approved by Bancorp’s board of directors, but which you might deem to be in your best interests or in which you might receive a substantial premium for your shares over the current market prices. The Shareholders Protection Act prohibits certain business combinations involving certain New Jersey corporations and interested shareholders. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. A corporation may exempt itself from the requirements of the statute by so specifying in its certificate of incorporation. The Bancorp certificate of incorporation, however, does not opt out of the Shareholders’ Protection Act. You should refer to “Changes in Shareholders’ Rights; Comparison of Common Stock of Bank with Common Stock of Holding Company — Shareholders Protection Act” on page 16 for more information.

We have a limited operating history.

We commenced operations in May 2006 and have just one year of operating history. Our operations are subject to the risks inherent in the establishment of a new business and, specifically, of a new bank. Our accumulated deficit at December 31, 2006 was $665,000. We may not generate sufficient revenue to operate profitably. Because we are a new bank, we are only able to provided limited information regarding our operations.

Our success will depend in significant part on management’s business plan and ability to execute.

We believe that we have a favorable market area, that our focus on personalized services will give us a competitive advantage, and that the experience and personal contacts of our directors and officers will provide us with the ability to implement successfully our business plan. If these views are not accurate, or if we are unable to execute this business model, our business, operating results, and financial condition would be adversely affected.

The holding company reorganization would allow our board and management greater flexibility.

The holding company reorganization would provide our board of directors and management with greater flexibility in connection with corporate governance and business operations. For example, the holding company structure allows for acquisitions of banks or other financial institutions separate from the Bank and provides more flexibility in raising capital for the holding company, the Bank or any future subsidiary bank. In addition, the holding company may include certain provisions in its certificate of incorporation, such as a classified board of directors, that the Bank could not include in its certificate of incorporation. This greater flexibility would increase our reliance of the judgments and actions of our board and management to achieve effective corporate governance and to operate our business.

There is a limited public trading market for our securities.

While the common stock of the Bank is transferable and the common stock of Bancorp will be registered with the Securities and Exchange Commission, or “SEC,” there has been no prior public market established for our securities, and an established or a liquid trading market may not develop in the future. Shareholders wishing to sell their securities may have to find buyers through their own efforts, and buyers may not be available.

Shareholders’ interests are subject to dilution and approval of the Plan of Acquisition will subject shareholders’ interests to additional dilution.

In connection with the proposed holding company reorganization, we have proposed to increase the number of authorized shares of common stock from the 5 million shares of the Bank’s class of common stock to 20 million shares of Bancorp’s class of common stock. Generally, our board of directors would have the ability to issue such authorized shares without shareholder approval. Certain issuances, such as issuances in connection with a stock dividend or distribution or a stock split, are made pro-rata among existing shareholders. Shareholders do not have preemptive rights, however, and the board is under no duty to issue shares pro-rata among existing shareholders. Accordingly, any issuance that is not made pro-rata among existing shareholders would increase the number of outstanding shares of common stock and the percentage ownership of existing shareholders would be diluted accordingly. The dilutive effect of such an issuance could discourage a challenge for control or make it less likely that such a challenge, if attempted, would be successful. Our board would also have the ability to fix the consideration for any shares issued in connection with a future capital raise. In the event that the per share consideration was fixed at an amount less than the then-current book value per share, the issuance would be dilutive to the book value per share of existing shareholders.

In addition to any dilution which may be related to an increase in the authorized shares of common stock, we have granted and may grant additional options in the future to our officers, directors, and employees. The exercise of these options at some time in the future will result in further voting power dilution to other shareholders, and could result in further book value dilution to shareholders if the exercise price of the options is less than the per share book value on the date of exercise.

Warrants could dilute the book value of our common stock.

In connection with the initial capitalization of the Bank, we issued one warrant to purchase one additional share of Bank common stock at a price of $24.00 per share for every five shares of common stock purchased by subscribers in the offering, or warrants to purchase an aggregate of 436,236 shares. As a result of a ten percent stock distribution in January 2007, in accordance with the terms of the warrants, the number of shares of common stock underlying the then outstanding warrants was increased to 479,309 and the exercise price per share was adjusted to $21.82. If the holding company reorganization contemplated by the Plan of Acquisition is consummated, these warrants will be assumed by Bancorp. The warrants may be exercised at any time prior to May 9, 2009. When any of the warrants are exercised, the purchase of shares of common stock at the exercise price will result in dilution to the then existing shareholders to the extent that the exercise price of the warrants is less than the per share book value on the date of exercise.

We may require additional capital in the future.

We anticipate that our existing capital resources will adequately satisfy our capital requirements through our first five years of operations. Future capital requirements, however, depend on many factors, including our ability to attract new customers and provide additional services. To the extent that our existing capital resources are insufficient to fund future operating requirements, it may be necessary to raise additional funds through public or private financings. Any equity or debt financings, if available at all, may be on terms which are not favorable to us and, in the case of equity financings, could result in dilution of the interests of our then-existing shareholders. If adequate capital is not available, we will be subject to an increased level of regulatory supervision and our business, operating results, and financial condition could be adversely affected.

We may incur additional losses during our start-up period.

Information we provided in our application to the New Jersey Department of Banking and Insurance for a charter indicate losses for the first year of operation and that we may become profitable at some point during our second year of operation. While our results of operations through December 31, 2006 have exceeded our initial projections, they may not continue to do so and we may not ever operate at a sustainable profit.

Our primary emphasis is on commercial-purpose loans to small businesses, professional persons and individual consumers with appropriate collateral. We will focus on providing personalized services and making use of the business and personal ties of our directors and officers. Our ability to realize a profit will depend, among other things, upon the skillful execution of this business plan by management, as well as external factors, including national and local economic conditions, monetary and fiscal policies of the Federal government, and legislative and regulatory developments, any of which may adversely affect the banking industry and our operations.

We may not be successful in opening new branches or managing growth.

We have received regulatory approval to open two new bank branches, both in Fort Lee, New Jersey, and anticipate that these branches will be opened during the second or third quarter of 2007. We have also applied to open a third new bank branch in Hackensack, New Jersey, and may consider other new bank branches in the future. We may not obtain regulatory approval to open the Hackensack branch or be able to identify and hire qualified management to operate any of these branches. As of December 31, 2006, the costs we incurred in connection with these three new branches was approximately $455,000. We anticipate that we will incur additional costs of approximately $2,855,000 in order to complete and open these branches. The organizational and overhead costs may be greater than we anticipate. New branches may take longer than expected to reach profitability, and we cannot assure that they will become profitable. The additional costs of starting new branches may adversely impact our financial results.

Our ability to manage growth successfully will depend on whether we can fund growth while maintaining cost controls and asset quality, as well as on factors beyond our control, such as national and regional economic conditions and interest rate trends. If we are not able to control costs and maintain asset quality, such growth could adversely impact our earnings and financial condition.

We face strong competition.

We face strong competition from many other banks, savings institutions, and other financial organizations, as well as many other companies now offering a broad array of financial services. Many of these competitors have greater financial resources, name recognition, market presence, and operating experience than we do. While our strategy will be to attract customers by providing personalized services and making use of the business community and personal ties of our directors and officers, as well as by providing superior products and services, we may not gain market acceptance or operate profitably. We expect that competition will intensify in the future both from existing institutions as well as new institutions. We believe that our ability to compete successfully depends upon a number of factors, including: market presence; customer service and satisfaction; the pricing policies of our competitors; the timing of introductions of new products and services by us and our competitors; and industry and general economic trends.

Economic conditions and related uncertainties may adversely effect our financial condition and results of operations.

Our success is largely dependent on the general economic conditions of our targeted market area of Bergen and Hudson Counties, New Jersey. Unexpected changes in the national and local economy may adversely affect our ability to attract deposits and to make loans. Economic downturns could result in nonpayment of borrowers’ outstanding loans. A significant decline or a long-term downtrend in one or more areas, including real estate and consumer spending, could have an adverse impact on our ability to become or remain profitable. Such risks are beyond our control and may have a material adverse effect on our financial condition and results of operations and, in turn, the value of our securities.

Monetary policy and other economic factors may adversely affect our financial condition and results of operations.

Changes in governmental economic and monetary policies and banking and credit regulations may affect our ability to attract deposits and make loans. Our success will depend in significant part upon our ability to earn income on loans and investments and to charge fees for services in amounts that exceed the interest to be paid on deposits and borrowings. Rates of interest, both paid on deposits and borrowings and earnings on loans and investments, and loan collectability are affected by fiscal and monetary policies, as well as by national, state, and local economic conditions. We may not be successful in managing this risk, which could adversely impact our business, operating results and financial condition.

Our operations are susceptible to adverse effects of changes in interest rates.

Our operations will be substantially dependent on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. As with most depository institutions, our earnings will be affected by changes in market interest rates and other economic factors beyond our control. If our interest-earning assets have longer effective maturities than our interest-bearing liabilities, the yield on our interest-earning assets generally will adjust more slowly than the cost of our interest-bearing liabilities, and, as a result, our net interest income generally will be adversely affected by material and prolonged increases in interest rates and positively affected by comparable declines in interest rates. Conversely, if liabilities reprice more slowly than assets, net interest income would be adversely affected by declining interest rates, and positively affected by increasing interest rates. At any time, it is likely that our assets and liabilities will reflect interest rate risk of some degree.

In addition to affecting interest income and expense, changes in interest rates also can affect the value of our interest-earning assets, comprising fixed- and adjustable-rate instruments, as well as the ability to realize gains from the sale of such assets. Generally, the value of fixed-rate instruments fluctuates inversely with changes in interest rates, and changes in interest rates may therefore have a material adverse affect on our results of operations.

With our focus on lending, with a significant amount of commercial lending, we are subject to various lending risks.

We must establish an allowance for loan losses through charges against earnings. Our marketing focus on small businesses, professional persons and individual customers may result in the assumption of certain lending risks that are different from and greater than those inherent in loans made to larger companies. Commercial loans are generally viewed as having higher credit risk than residential real estate or consumer loans because they usually involve larger loan balances to a single borrower and are more susceptible to a risk of default during on economic downturn. We will attempt to limit our credit risk exposure by developing appropriate underwriting criteria and through monitoring procedures with respect to existing loan portfolios, but such criteria and procedures may not be effective to limit loan losses. We may participate in loans originated by other financial institutions. Such participations will be reviewed on essentially the same basis as loans we originate. The risk of non-payment (or delayed payment) of loans is inherent in commercial banking, and such non-payment or delayed or deferred payment, if it occurs, may have a material adverse effect on our earnings and overall financial condition, as well as on the value of our securities.

Our allowance for loan losses may not be sufficient to cover loan losses due to our unseasoned portfolio and any increase in our allowance for loan losses would adversely effect earnings.

Our loan portfolio totaled $80.6 million at December 31, 2006 and all of the loans comprising the portfolio at December 31, 2006 were made during 2006. We believe we have established an allowance for loan losses to prudently cover the eventuality of losses inherent in our loan portfolio. We cannot predict loan losses with certainty, however, and we cannot assure you that charge offs in future periods will not exceed the allowance for loan losses. In addition, regulatory agencies, as an integral part of their examination process, review our allowance for loan losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. An increase in our allowance for loan losses could reduce our earnings.

Government regulation significantly impacts our business.

We are subject to extensive supervision, regulation, and control and the holding company reorganization contemplated by the Plan of Acquisition would result in additional regulation. Future legislation and government policy could adversely affect the commercial banking industry and our operations. The statutes and regulations governing financial institutions in general, and the commercial banking industry in particular, are subject to change at any time and have been substantially modified during recent years. Such governing laws can be anticipated to continue to be the subject of future modification.

The primary focus of Federal and state banking regulation is the protection of depositors and not the shareholders of the regulated institutions. We may be required to pay FDIC deposit insurance premiums that are “risk-based,” with higher premiums charged to banks that have lower capital ratios or higher risk profiles. Consequently, failure to maintain high capital ratios, or a negative evaluation by the FDIC, the Bank’s primary Federal banking regulator, may also increase our net funding costs and reduce our net income.

Our ability to pay dividends is restricted and we have no plans to pay dividends.

Our ability to pay cash dividends is subject to restrictions under applicable state and Federal banking laws and regulations, including certain specific prohibitions against paying cash dividends during our first three years of operations. In addition, we presently intend to follow a policy of retaining earnings for the purpose of increasing our net worth and reserves during our initial years of operation. Accordingly, we do not anticipate that cash dividends will be declared in the near term, and we may not declare dividends in the future.

We are dependent upon certain key personnel and need to hire additional qualified personnel.

Our success will depend in part upon the continued service of our executive team, including Albert F. Buzzetti, Chairman of the Board, Chief Executive Officer and President, Michael Lesler, our Chief Financial Officer, Leo J. Faresich, our Chief Lending Officer, and Diane M. Spinner, our Chief Administrative Officer. We have entered into change in control agreements with these individuals, which provide for payment of severance equal to 2.9 times salary upon termination following a change in control, but have not entered into employment agreements with these individuals. You should see “Executive Compensation — Change In Control Agreements” on page 54 for additional information. Our success also will depend in part upon our ability to attract and retain additional highly qualified personnel. Our employees may voluntarily terminate their employment at any time, and competition for qualified employees is intense. The loss of the services of key personnel, or the inability to attract and retain qualified personnel, could have a material adverse effect upon our business, operating results, and financial condition.

Our directors and executive officers will have significant control of any vote of shareholders, including any election of directors.

Our directors and executive officers beneficially own approximately 24.30% of our voting stock and will own approximately the same percentage of Bancorp’s common stock. Although our directors and executive officers do not own a majority of our outstanding securities, as a practical matter it would be difficult to undertake any corporate actions requiring shareholder approval, or to elect a board of directors, without the support of our directors and executive officers.

INFORMATION ABOUT VOTING

How are proxies being solicited?

This proxy solicitation is being made by and at the direction of the board of directors of the Bank, and we will pay all expenses relating to the solicitation. In addition to the use of the mails, proxies may be solicited personally, by telephone or by other electronic means by officers, directors and employees of the Bank, who will not be separately compensated for such solicitation activities. Arrangements may be made with brokerage houses and other custodians, nominees and fiduciaries for forwarding solicitation materials to the beneficial owners of shares held of record by such persons, and the Bank will reimburse those persons for their reasonable expenses.

What is on the agenda for the special meeting?

The agenda for the special meeting is:

•	Approval of the 2007 Non-Qualified Stock Option Plan for Directors, which provides for options to purchase shares of common stock to be issued to non-employee directors of the Bank;

•	Approval of a Plan of Acquisition pursuant to which the Bank would adopt a bank holding company structure, the Bank would become a wholly-owned subsidiary of Bancorp, and the shareholders of the Bank would become shareholders of Bancorp through a one-to-one exchange of their shares of Bank common stock for shares of Bancorp common stock;

•	Approval of an increase in the authorized shares of Bancorp common stock to 20,000,000 shares;

•	Approval of a classified board of directors for the Bancorp; and

•	Approval of an adjournment or postponement of the special meeting if necessary or appropriate.

Who can vote?

You can vote at the special meeting if you are a holder of Bank common stock on the record date. The record date is the close of business on May 21, 2007. Each share of Bank common stock you own as of the record date entitles you to one vote on each matter presented to the shareholders for approval. As of May 21, 2007, there were 2,413,257 shares of Bank common stock outstanding and entitled to vote.

How do I vote if shares are held directly in my name?

If you hold your shares in certificate form and not through a bank, brokerage firm or other nominee, you may vote your shares in one of the following ways:

•	Voting By Mail. If you choose to vote by mail, complete the enclosed form of proxy, date and sign it, and return it in the postage-paid envelope provided.

•	In Person. If you choose to vote in person, come to the special meeting and cast your vote. If you attend the meeting, you may vote your shares in person even if you have previously submitted a proxy.

How do I vote if shares are held through a bank, brokerage firm or other nominee?

If you hold your shares through a bank, brokerage firm or other nominee, you may vote your shares in one of the following ways:

•	Voting By Mail. If you choose to vote by mail, complete and return to your bank, brokerage firm or other nominee the voting instruction form provided to you by your bank, brokerage firm or other nominee.

•	In Person. If you wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee. This will authorize you to vote at the special meeting. Only with a legal proxy from your bank, brokerage firm or other nominee can you cast your vote in person at the special meeting.

How will my proxy be voted?

Unless you indicate differently on your proxy, we plan to vote signed and returned proxies FOR the 2007 Director Option Plan, FOR the Plan of Acquisition, FOR an increase in the authorized capital stock, FOR a classified board of directors, and FOR the adjournment or postponement of the special meeting. If you hold your shares of Bank common stock in “street name” (that is, through a broker or other nominee) and fail to instruct your broker or nominee as to how to vote your shares, your broker or nominee cannot vote for you at the special meeting. At or after the special meeting, a judge or judges of election will tabulate ballots cast by shareholders present and voting in person and votes cast by proxy.

What is a broker non-vote?

A broker non-vote occurs when a bank or brokerage firm holding shares on behalf of a shareholder does not receive voting instructions from the shareholder by a specified date before the special meeting and the bank or brokerage firm is not permitted to vote those undirected shares on specified matters under applicable stock exchange rules. Thus, if you do not give your broker specific instructions, your shares may not be voted on those matters (so-called “broker non-votes”) and will not be counted in determining the number of shares necessary for approval. Any broker non-votes will effectively be a vote against the proposal presented, which require the affirmative vote of two-thirds of all outstanding shares of common stock for approval. Shares represented by “broker non-votes,” however, will be counted in determining the number of shares of common stock represented in person or by proxy and entitled to vote.

Can I change my vote after submitting my proxy?

Yes. Any shareholder giving a proxy has the right to attend the special meeting and vote in person. A proxy may be revoked prior to the special meeting if a later-dated proxy or a written revocation is sent to the Bank at 204 Main Street, Fort Lee, New Jersey 07024, Attn: Secretary, and received prior to the special meeting. In addition, a proxy may be revoked at the special meeting by filing a later-dated proxy or by filing a written notice of such revocation with the Secretary of the Bank at the special meeting prior to the voting of such proxy.

Should I send in my stock certificates now?

No. Please do not send in your Bank stock certificates at this time. You will be provided at a later date with instructions regarding the surrender of your stock certificates or, if you hold uncertificated shares, instructions regarding how we will transfer your shares. You should then, in accordance with those instructions, send your Bank common stock certificates to the exchange agent.

What constitutes a quorum at the special meeting and how are votes counted?

We need a quorum of shareholders to hold a valid special meeting. A quorum will be present if at least a majority of the outstanding shares of Bank common stock are represented in person or by proxy at the special meeting. Abstentions and broker non-votes are counted as present for the purpose of establishing a quorum but otherwise do not count.

How many votes are required to approve the 2007 Director Option Plan?

The 2007 Director Option Plan will be approved if two-thirds of outstanding shares of Bank common stock are voted FOR the 2007 Director Option Plan. Because the vote necessary for approval is based on the number of shares of Bank common stock outstanding and not the number of votes cast at the special meeting, abstentions and broker non-votes on the 2007 Director Option Plan will effectively be votes against the 2007 Director Option Plan.

How many votes are required to approve the Plan of Acquisition?

The Plan of Acquisition will be approved if two-thirds of outstanding shares of Bank common stock are voted FOR the Plan of Acquisition. Because the vote necessary for approval is based on the number of shares of Bank common stock outstanding and not the number of votes cast at the special meeting, abstentions and broker non-votes on the Plan of Acquisition will effectively be votes against the Plan of Acquisition.

How many votes are required to approve the increased authorized common stock?

The increase in authorized Bancorp common stock will be approved if two-thirds of outstanding shares of Bank common stock are voted FOR the increase. Because the vote necessary for approval is based on the number of shares of Bank common stock outstanding and not the number of votes cast at the special meeting, abstentions and broker non-votes will effectively be votes against the increased authorized common stock.

How many votes are required to approve the classified board?

The classified board will be approved if two-thirds of outstanding shares of Bank common stock are voted FOR the classified board. Because the vote necessary for approval is based on the number of shares of Bank common stock outstanding and not the number of votes cast at the special meeting, abstentions and broker non-votes will effectively be votes against the classified board.

How many votes are required to approve an adjournment or postponement of the special meeting?

The adjournment or postponement of the special meeting will be approved if a majority of shares of Bank common stock represented in person or by proxy are voted FOR the adjournment or postponement. Because the vote necessary for approval is based on the number of shares of Bank common stock represented and not the number of votes cast at the special meeting, abstentions and broker non-votes will effectively be votes against adjournment or postponement.

How do you perfect and assert dissenters’ rights?

If you wish to dissent from the Plan of Acquisition and be paid the fair value of your shares of Bank common stock, you must file a written notice of dissent with the Bank prior to the vote on the Plan of Acquisition and not vote in favor of the Plan of Acquisition. If the Plan of Acquisition is approved by the shareholders, we will notify you and you will need to make a demand for payment. If we are unable to agree on the fair value of your shares, you may need to serve a written demand that the fair value be determined by the Superior Court of New Jersey. If you do not follow the required procedures or if you vote in favor of the Plan of Acquisition, you will waive your dissenters’ rights. You should refer to “Rights of Dissenting Shareholders” on page 21 for additional information.

PROPOSAL No. 1

PLAN OF ACQUISITION

General

The Bank’s board of directors has determined that it is in the best interests of the Bank and its shareholders that the Bank adopt a holding company structure whereby all of the outstanding shares of Bank common stock will be contributed to a newly formed holding company in exchange for shares of the common stock of the holding company. This transaction is sometimes referred to as the “holding company reorganization.” To achieve this objective, the Bank, through its directors, has proposed the Plan of Acquisition, or plan, attached to this proxy statement as Exhibit B, and has incorporated Bancorp of New Jersey, Inc., a New Jersey corporation, referred to as “Bancorp” or “holding company”. Bancorp has not and will not engage in any operations or issue any of its shares prior to consummation of the holding company reorganization. The following is a summary of certain key terms of the Plan, and is qualified in its entirety by reference to it.

Plan of Acquisition

On November 16, 2006, the Bank’s board of directors unanimously adopted the Plan, which provides for the transfer and contribution of all of the Bank’s common stock by the shareholders to the holding company in exchange for the common stock of the holding company pursuant to the terms of the Banking Act. Each outstanding share of Bank common stock will be exchanged for one share of common stock of Bancorp. Bancorp will then be the sole shareholder of the Bank. Upon consummation of the holding company reorganization, all of the shareholders of the Bank will become shareholders of Bancorp, except for those shareholders who elect to exercise their dissenters’ rights. You should refer to “Rights of Dissenting Shareholders” on page 21 for more information.

Shareholders will exchange their present Bank common stock certificates for new certificates evidencing shares of the common stock of Bancorp. Further instructions on accomplishing this exchange will be provided by the Bank or its transfer agent after the Plan is approved and the holding company reorganization is consummated. After the holding company reorganization and until Bank certificates are so exchanged, each certificate evidencing shares of Bank common stock (other than those of shareholders who have exercised their dissenters’ rights) will represent an equal number of shares of Bancorp common stock, and the holders of Bank stock certificates will have all the rights of holders of shares of Bancorp common stock.

Bancorp has been incorporated at the direction of the board of directors of the Bank under the New Jersey Business Corporation Act, as amended, referred to as the “Corporation Act.” A copy of Bancorp’s certificate of incorporation is attached to this proxy statement as Exhibit C. The current directors of the Bank will constitute the initial board of directors of the holding company. You should refer to “Directors and Executive Officers” on page 46 for more information regarding the current directors of the Bank.

Regulatory Requirements and Other Conditions

Consummation of the transactions contemplated by the Plan is subject to several conditions, including the approval of the Commissioner of the New Jersey Department of Banking and Insurance, referred to as the “Commissioner,” the approval of the Board of Governors of the Federal Reserve System, referred to as the “Federal Reserve,” and the approval of the Plan by the Bank’s shareholders.

Our application to the Commissioner for approval of the Plan was initially approved by the Commissioner on January 16, 2007 and resubmitted and again approved on May 18, 2007. If the Plan is approved by the Bank’s shareholders and not terminated by the Bank’s board of directors, we will file the Plan, a notice of effective date and certification of shareholder approval with the Commissioner, but no further approval from the Commissioner is required.

The holding company reorganization may only be consummated if the Federal Reserve approves the application filed by the holding company to undertake the holding company reorganization. The holding company filed the application with the Federal Reserve Bank of New York under the Bank Holding Company Act of 1956, referred to as the “BHCA,” on January 24, 2007. The holding company’s application was approved on March 9, 2007 and a request to extend the approval through the date of the special meeting is pending.

Approval of the Plan and, as a result, the consummation of the holding company reorganization, will require the affirmative vote of holders of two-thirds of the shares of Bank common stock outstanding on the record date for the special meeting. The directors and executive officers of the Bank and their affiliates beneficially own, as of May 21, 2007, approximately 24.28% of the Bank’s issued and outstanding shares of common stock and, as a result, will have a significant influence on the outcome of the vote. You should refer to “Security Ownership of Certain Beneficial Owners and Management” on page 51 and “Information About Voting — How many votes are required to approve the Plan of Acquisition?” on page 10 for more information.

Notwithstanding the receipt of shareholder and regulatory approvals, the Bank’s board of directors may terminate the Plan at any time prior to consummation if it believes that consummation of the holding company reorganization would no longer be in the best interests of the Bank and its shareholders. If the Bank’s board of directors terminates the Plan and elects not to consummate the holding company reorganization after obtaining shareholder approval, the Bank will notify its shareholders of such action in writing. Moreover, approval and implementation of the Plan is not conditioned upon the approval of the shareholders at the other proposals presented at the special meeting.

One of the factors which the board of directors will weigh heavily in determining whether to proceed with the Plan is the number of shareholders who elect to exercise their dissenters’ rights. The board of directors will consider it unwise to proceed with the Plan if the number of shareholders who dissent from the transaction would require the Bank to pay an excessive amount in cash to satisfy obligations to dissenting shareholders.

Reasons for Proposing the Plan

The Bank’s board of directors has proposed the Plan because they believe that the holding company structure will maximize the Bank’s flexibility in undertaking its current and future operations. In addition, the holding company structure makes available to the board of directors a variety of means to assist the holding company board in acting in the best interests of shareholders in the face of an unsolicited takeover bid, which are not available to the Bank. Except for the classification of the holding company’s board of directors, the holding company’s certificate of incorporation does not currently contain any defensive provisions. However, shareholders may be asked to approve such provisions in the future. In addition, the protections afforded by the New Jersey Shareholders Protection Act will be available to the holding company, although they are not currently available to the Bank. You should refer to “Changes in Shareholders’ Rights; Comparison of Common Stock of Bank with Common Stock of Holding Company — Shareholders Protection Act” on page 16 for more information.

The holding company structure provides greater flexibility in managing the current and future operations of the Bank. For example, the holding company structure provides more flexibility in raising capital for the holding company, the Bank or any future subsidiary bank. This flexibility is available because the capital structure of the holding company will be subject to the Corporation Act and Federal Reserve Board Regulation Y, and not the more restrictive Federal and New Jersey laws and regulations pertaining to banks. In addition, the Corporation Act provides greater flexibility than the Banking Act in issues of corporate governance.

The holding company structure should also permit future expansion through acquisitions of banks or other financial institutions and the operation of such banks and financial institutions as wholly-owned subsidiaries of the holding company. The operation of such institutions as wholly-owned subsidiaries may permit the deposit base and customer relations of the acquired institution to be maintained while the operations of the acquired institution are integrated with those of the Bank. The Bank has not entered into any agreements for any acquisitions and is not currently engaged in any negotiations or discussions for any acquisitions, although it may engage in such negotiations or discussions in the future.

The bank holding company structure may also be utilized in the future to engage in certain non-banking activities which are closely related to banking, either directly, through newly formed subsidiaries or by acquiring companies already established in such activities. You should refer to “Bank Holding Company Regulation — Bank Holding Company Act” on page 18 for more information.

Finally, because the holding company will be governed by the Corporation Act, it has greater flexibility to adopt alternative provisions for its certificate of incorporation which the Bank would not be permitted to adopt under the Banking Act. Among the provisions which are available to the holding company and not the Bank is a classified board of directors. Except for the classification of the holding company’s board of directors, the holding company’s certificate of incorporation does not currently contain any provision which would not be permitted under the Banking Act.

Adoption of a holding company structure may subject Bancorp to certain additional regulation to which the Bank is not currently subject. For example, Bancorp will become subject to oversight and regulation by the Federal Reserve. The Bank is not currently subject to such oversight and regulation. In addition, issuances of securities by the holding company will be subject to regulation by the SEC under the Securities Act of 1933. The issuance of securities by the Bank is currently exempt from the Securities Act. This additional regulation could involve increased expense for the holding company. You should refer to “Consequences Under Federal Securities Laws” on page 20 for more information.

Notwithstanding the additional regulatory oversight and the related additional costs of compliance, due to the benefits of a holding company structure discussed above, the board of directors believes that adoption of the Plan and the creation of a holding company structure is in the best interests of the shareholders of the Bank.

Changes in Shareholders’ Rights; Comparison of Common Stock of Bank with Common Stock of Holding Company

The rights of the holders of Bancorp securities will differ in certain respects from the rights of the holders of securities of the Bank. The following discussion describes certain rights of the holders of common stock of the Bank and the holding company and notes certain material differences which arise primarily because the Corporation Act provides security holders with different rights than the rights provided for under the Banking Act. The rights of security holders may also be affected because Bancorp will be subject to supervision and regulation by governmental agencies which will differ from the supervision and regulation of the Bank. You should refer to “Bank

Holding Company Regulation” on page 18 for more information. While the following discussion summarizes certain provisions of Bancorp’s certificate of incorporation, any statements concerning the certificate of incorporation are qualified in their entirety by reference to that document, which is attached to this proxy statement as Exhibit C.

Neither the common stock of the Bank nor the common stock of Bancorp has any conversion, sinking fund or redemption provisions, subjects shareholders to liability to further capital calls, or restricts the shareholders’ ability to transfer shares (subject to restrictions on transfer under federal and state securities laws and regulations).

Capital Structure

The Bank’s certificate of incorporation currently provides for an authorized capitalization consisting of 5,000,000 shares of common stock, par value $10.00 per share. Bancorp’s certificate of incorporation provides for an authorized capitalization consisting of 20,000,000 shares of common stock, without par value. Because each share of common stock of the Bank will be exchange for one share of common stock of the holding company and the holding company will be authorized to issue more shares than the Bank is currently authorized to issue, each of the existing shareholders of the Bank will be subject to potentially greater dilution upon consummation of the holding company reorganization. The board of directors of the Bank believes, however, that the additional authorized shares will provide Bancorp with greater flexibility to issue common stock in connection with stock splits, stock dividends, employee benefit plans, public or private offerings, financings, acquisitions, recapitalizations and other proper corporate purposes by making additional shares available for issuance by the holding company, at such time or times as its board of directors may approve, without the delay and expense associated with obtaining shareholder approval. In this regard, the Bank’s shareholders are being asked separately to approve the increase in authorized capital in Proposal No. 2. If that proposal is not approved, the Bank’s board of directors may still determine to consummate the holding company reorganization with the same capitalization as the Bank, except that the class of common stock would be without par value.

The Bank now has approximately 2,413,257 shares of common stock issued and outstanding, 108,992 shares of common stock reserved for issuance under the Bank’s existing stock option plan and 476,890 shares of common stock reserved for issuance under outstanding warrants. Immediately following the holding company reorganization, Bancorp will have approximately 2,413,257 shares of its common stock outstanding (fewer shares to the extent any shareholders exercise dissenters’ rights). In addition, Bancorp will assume the Bank’s stock option plans and stock warrant obligations, reserving 585,882 shares for issuance thereunder.

Dividend Rights

Holders of Bank common stock are entitled to dividends when, as, and if declared by the Bank’s board of directors, subject to the restrictions imposed by the Banking Act and certain regulatory requirements. Under the Banking Act, dividends may be paid only if, after the payment of the dividend, the capital stock of the Bank will be unimpaired and either the Bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the Bank’s surplus. Applicable regulations limit the Bank’s ability to pay dividends as a result of requirements to maintain adequate capital ratios. A discussion of the regulations affecting the Bank is set forth in “Description of Business — Supervision and Regulation “on page 27.

The holders of the Bancorp common stock will be entitled to dividends, when, as, and if declared by Bancorp’s board of directors, subject to the restrictions imposed by the Corporation Act and certain regulatory requirements. The only statutory limitation applicable to the holding company is that dividends may not be paid if the holding company is insolvent. In addition, applicable regulations of the Federal Reserve will limit the holding company’s ability to pay dividends as a result of requirements to maintain adequate capital ratios and for other reasons. You should refer to “Bank Holding Company Regulation” on page 18 for more information. Moreover, unless Bancorp expands its activities, its only source of payment of dividends will be the Bank. Therefore, the dividend restrictions applicable to the Bank described in the preceding paragraph will continue to impact Bancorp’s ability to pay dividends.

Since its organization, the Bank has not declared or paid a cash dividend and we intend to retain earnings, if any, to increase our net worth and reserves during our initial years of operation. Our future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, financial condition, cash needs and general business conditions.

Voting Rights

Under the Banking Act and the Bank’s certificate of incorporation, each share of the Bank’s common stock is entitled to one vote on each matter submitted to a vote of the shareholders of the Bank. Under the Corporation Act and Bancorp’s certificate of incorporation, each share of Bancorp’s common stock also will be entitled to one vote on each matter submitted to a vote of the shareholders.

While generally the voting rights of the shareholders are the same in Bancorp as they are in the Bank, there are several material differences. Among other things, the Banking Act requires the affirmative vote of two-thirds of the outstanding shares to approve a merger or consolidation. Except in connection with matters subject to the Protection Act (discussed below in the section captioned, “Shareholders Protection Act”) and unless the certificate of incorporation provides for a greater voting requirement, under the Corporation Act, the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is required to approve any merger, consolidation or disposition of substantially all of the holding company’s assets.

Under the Banking Act, the Bank is authorized to have a minimum of 5 and a maximum of 25 directors. Within the limits prescribed by the Banking Act, the Bank’s certificate of incorporation authorizes the Board of Directors to fix the exact number of directors. The Bank currently has 18 directors. Under the Corporation Act, Bancorp is to have one or more directors and, subject to any requirements contained in its certificate of incorporation or by-laws, the number of directors may be fixed from time to time by the board of directors. The holding company’s certificate of incorporation provides for an initial board of directors consisting of eighteen members, with the current directors of the Bank constituting the initial board of directors of Bancorp.

Under the Banking Act, the Bank cannot have a classified board of directors and, as a result, the shareholders of the Bank have the ability to elect all of the members of the board of directors on an annual basis. Under the Corporation Act, Bancorp is permitted to have a classified board of directors and its certificate of incorporation provides for a classified board of directors with approximately one-third of the directors elected each year and each class of directors serving for three years. Neither the Bank’s nor the Bancorp’s certificate of incorporation provides for cumulative voting in the election of directors.

The classification of Bancorp’s board of directors could have an effect of delaying or deferring a change in control of the board of directors of the holding company and, as a result, management or a change in control of the holding company itself. The Bank’s shareholders are being asked separately to approve a classified board of directors in Proposal No. 3. If that proposal is not approved, the Bank’s board of directors may still determine to consummate the holding company reorganization with the same board structure as the Bank.

Liquidation Rights

The rights of the holders of Bank common stock and Bancorp common stock upon a liquidation are substantially similar. In the event of liquidation, dissolution or winding up of either the Bank or the holding company, holders of common stock are entitled to receive, on a pro rata per share basis, any assets distributable to shareholders, after the payment of debts and liabilities and after the distribution to holders of any outstanding shares hereafter issued which have prior rights upon liquidation.

Preemptive Rights

Under the Banking Act and the Corporation Act, shareholders may have preemptive rights if these rights are provided in the certificate of incorporation, however, neither the certificate of incorporation of the Bank nor the certificate of incorporation of Bancorp provide for preemptive rights.

Appraisal Rights

Under the Banking Act, shareholders of the Bank have appraisal rights upon certain mergers or other reorganizations, including the holding company reorganization contemplated by the Plan. You should refer to “Rights of Dissenting Shareholders” on page 21 for more information.

Under the Corporation Act, shareholders of Bancorp will have appraisal rights (subject to the broad exception set forth in the next sentence) upon certain mergers or other reorganizations. Unlike under the Banking Act, however, appraisal rights for shareholders of the holding company will not be available in any such transaction if shares of Bancorp are listed for trading on a national securities exchange or held of record by more than 1,000 holders. In addition, appraisal rights are not available to shareholders of an acquired corporation if, as a result of the transaction, shares of the acquired corporation are exchanged for any of the following: (i) cash; (ii) any securities listed on a national securities exchange or held of record by more than 1,000 holders; or (iii) any combination of the above. The Corporation Act also provides that a corporation may grant appraisal rights in other types of transactions or regardless of the consideration received by providing for such rights in its certificate of incorporation, however, the Bancorp certificate of incorporation does not provide for appraisal rights beyond those required by the Corporation Act.

Shareholders Protection Act

A provision of the Corporation Act referred to as the “New Jersey Shareholders Protection Act” or, the “Protection Act,” prohibits certain business combinations involving certain New Jersey corporations and an interested shareholder. An “interested shareholder” is defined generally as one who is the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the outstanding stock of the corporation. The Protection Act prohibits those business combinations subject to the Protection Act for a period of five years after the date the interested shareholder acquired its stock, unless the transaction was approved by the corporation’s board of directors prior to the time the interested shareholder acquired its shares. After the five year period expires, the prohibition on business combinations with an interested shareholder continues unless certain conditions are met. The conditions include (i) that the business combination is approved by the board of directors of the target corporation; (ii) that the business combination is approved by a vote of two-thirds of the voting stock not owned by the interested shareholder; and (iii) that the shareholders of the corporation receive a price in accordance with a fair price formula set forth in the Protection Act. Because Bancorp will be a reporting company under Section 12 of the Exchange Act, the Protection Act will be applicable to it. The Protection Act as applicable to the holding company could inhibit unsolicited offers to acquire the holding company.

While a party seeking control of the either the Bank or Bancorp would be required to comply with applicable federal and state banking laws and regulations, neither the Protection Act, nor prohibitions and standards similar to those contained in the Protection Act, would be applicable to a party seeking control of the Bank.

While your board of directors is not aware of any effort that might be made to obtain control of the Bank or the holding company, the board believes the proposed provisions of Bancorp’s certificate of incorporation and by-laws are appropriate to protect the interests of the holding company and its shareholders from non-negotiated takeover attempts, which your board of directors might conclude are not in the best interests of the holding company or its shareholders.

Accounting Treatment

The holding company reorganization will be accounted for as a reorganization under common control and the assets, liabilities and shareholders’ equity of the Bank immediately prior to the holding company reorganization will be carried forward on either separate or consolidated financial statements of the Bank and Bancorp after the holding company reorganization at the amounts carried on their respective books at the effective date of the holding company reorganization. Therefore, the consolidated capitalization, assets, liabilities, results of operations and other financial data of the holding company immediately following the reorganization will be substantially the same as those of the Bank immediately prior to the holding company reorganization, and, after the reorganization, will be shown in the holding company’s consolidated financial statements at the Bank’s historical recorded values.

Material United States Federal Income Tax Consequences

In the opinion of Pepper Hamilton LLP, counsel to the Bank, the following is a discussion of the material U.S. federal income tax consequences of the holding company reorganization to Bank shareholders who exchange their shares of Bank stock solely for shares of holding company stock in the reorganization. This discussion addresses only Bank shareholders who are U.S. holders, as defined below, and hold their shares of Bank common stock as a capital asset. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular Bank shareholder in light of that shareholder’s individual circumstances or to a Bank shareholder who is subject to special rules, including, without limitation:

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a shareholder who is not a U.S. holder;

•	a pass-through entity or an investor in such an entity;

•	a dealer or broker in securities or foreign currencies;

•	a trader in securities who elects to apply a mark-to-market method of accounting;

•	a shareholder who holds Bank common stock as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction;

•	a shareholder who exercises dissenters’ rights; and

•	a shareholder who acquired his shares of Bank stock pursuant to the exercise of employee stock options or otherwise as compensation.

This discussion is not binding on the Internal Revenue Service, or “IRS,” and there can be no assurance that the IRS or a court will agree with the conclusions stated herein. No ruling has been or will be sought from the IRS on the U.S. federal income tax consequences of the holding company reorganization. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. This discussion does not address any state, local or foreign tax consequences of the holding company reorganization.

BANK SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE HOLDING COMPANY REORGANIZATION IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

For purposes of this discussion, “U.S. holder” refers to a beneficial holder of Bank stock that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the supervision of a court within the United States and the control of one or more U.S. persons or that was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds Bank stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of that partnership. A partner of a partnership holding Bank stock should consult its tax advisor regarding the tax consequences of the holding company reorganization.

Subject to the foregoing, the following are the material U.S. federal income tax consequences of the holding company reorganization to a Bank shareholder who exchanges shares of Bank stock solely for shares of holding company stock:

•	You will not recognize any gain or loss upon your exchange of shares of Bank stock solely for shares of holding company stock;

•	Your aggregate basis in your shares of holding company stock received in exchange for your Bank stock pursuant to the reorganization will be equal to the aggregate basis of the shares of Bank stock you surrendered in exchange for your shares of holding company stock; and

•	The holding period of your shares of holding company stock received in exchange for your Bank stock pursuant to the reorganization will include the period during which you held the shares of Bank stock you surrendered in exchange for your shares of holding company stock.

THE DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE HOLDING COMPANY REORGANIZATION. MOREOVER, THE DISCUSSION SET FORTH ABOVE DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT UPON, INDIVIDUAL CIRCUMSTANCES. IN ADDITION, THE DISCUSSION SET FORTH ABOVE DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE REORGANIZATION AND DOES NOT ADDRESS THE TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE REORGANIZATION. A BANK SHAREHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE HOLDING COMPANY REORGANIZATION.

Bank Holding Company Regulation

The Bank is, and the holding company will be, subject to extensive supervision and regulation under both Federal and state laws and regulations. The regulation of the Bank is discussed in greater detail in “Description of Business — Supervision and Regulation”. The following is a discussion of certain additional regulations which would be applicable to the holding company.

Federal and state banking laws and regulations restrict permissible activities and investments and require compliance with various consumer protection provisions applicable to lending, deposit, brokerage and fiduciary activities. They also impose capital adequacy requirements and restrict the holding company’s ability to repurchase stock or to receive dividends from the Bank. The holding company and the Bank will also be subject to comprehensive examination and supervision by the Federal Reserve, the Commissioner and the FDIC. The holding company will be functionally regulated by the SEC. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of the holding company and the Bank. The consequences of noncompliance with these laws and regulations can include substantial monetary and administrative penalties and sanctions. This supervisory framework could materially impact the conduct and profitability of the holding company’s activities.

To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. A change in applicable statutes, regulations or regulatory policy may have a material effect on the business of the holding company and the Bank.

Bank Holding Company Act

Bancorp will be registered as a bank holding company under the BHCA, and will be subject to regulation and supervision by the Federal Reserve. The BHCA requires the holding company to secure the prior approval of the Federal Reserve before it owns or controls, directly or indirectly, more than five percent (5%) of the voting shares or substantially all of the assets of, any bank or thrift, or merges or consolidates with another bank or thrift holding company. In addition, bank holding companies are restricted in the types of activities in which they may engage, directly or indirectly through subsidiaries, and prior approval of the Federal Reserve may be required before engaging in certain activities.

There are a number of restrictions imposed on the holding company and the Bank by federal law which are designed to reduce potential loss exposure to the depositors of the Bank and Federal Deposit Insurance Corporation (“FDIC”) insurance funds in the event the Bank should become insolvent. For example, Federal Reserve policy requires a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks and to commit resources to support such institutions in circumstances where it might not do so otherwise. The Federal Reserve has, in some cases, entered orders for bank holding companies to take affirmative action to strengthen the finances or management of subsidiary banks.

New Jersey Regulation

In addition to Federal bank holding company regulation, Bancorp will be required to register as a bank holding company with the Commissioner. The holding company will be required to file copies of the reports it files with the federal banking and securities regulators, including the Federal Reserve, FDIC and SEC, and with the Commissioner.

Capital Rules

Under risk-based capital requirements for bank holding companies, Bancorp will be required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of eight percent. At least half of the total capital is to be composed of common equity, retained earnings and qualifying perpetual preferred stock, less certain intangible assets, referred to as “Tier 1 Capital.” The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the allowance for loan losses, referred to as “Tier 2 Capital.” Collectively, Tier 1 Capital and Tier 2 Capital are referred to as “Total Capital.”

In addition, the Federal Reserve has established minimum leverage ratio requirements for bank holding companies. For bank holding companies that meet certain specified criteria, including having the highest regulatory rating and not experiencing significant growth or expansion, these requirements provide for a minimum leverage ratio of Tier 1 Capital to adjusted average assets, equal to three percent. Other bank holding companies that fail to meet such criteria will generally be required to maintain a leverage ratio of four to five percent.

The Federal Reserve’s risk-based capital standards explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution’s ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution’s general capital adequacy. The capital guidelines also provide that an institution’s exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating its capital adequacy. The Federal Reserve has issued additional guidelines for certain bank holding companies that engage in trading activities. We do not believe that consideration of these additional factors will affect the regulators’ assessment of the holding company’s capital position.

Limitations on Payment of Dividends

Under applicable New Jersey law, Bancorp will not permitted to pay dividends on its capital stock if, following the payment of the dividend, (1) it would be unable to pay its debts as they become due in the usual course of business or (2) its total assets would be less than its total liabilities. Further, it is the policy of the Federal Reserve that bank holding companies should pay dividends only out of current earnings and only if future retained earnings would be consistent with the holding company’s capital, asset quality and financial condition. Because it will have no significant independent sources of income, the ability of Bancorp to pay dividends will be dependent on its ability to receive dividends from the Bank.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act of 2002 comprehensively revised the laws affecting corporate governance, auditing and accounting, executive compensation and corporate reporting for entities with a class of securities registered under the Exchange Act, which will include the holding company. Among other things, Sarbanes-Oxley and its implementing regulations have established new membership requirements and additional responsibilities for the audit committee, imposed restrictions on the relationship between the holding company and its outside auditors (including restrictions on the types of non-audit services our auditors may provide to us), imposed additional responsibilities for our external financial statements on our chief executive officer and chief financial officer, expanded the disclosure requirements for our corporate insiders and required our management to evaluate our disclosure controls and procedures. In addition, our management will be required to evaluate our internal control over financial reporting, and will require our auditors to issue a report on our internal control over financial reporting.

Other Laws, Legislation and Regulatory Changes

The holding company will be subject to a variety of laws and regulations which are not limited to banking organizations. In addition, legislation and regulations may be enacted which increase the cost of doing business, limit or expand permissible activities, or affect the competitive balance between banks and other financial services providers. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies, and other financial institutions are frequently made in the U.S. Congress, the New Jersey State Legislature and before various bank regulatory agencies. No prediction can be made as to the likelihood of any major changes or the impact such changes might have on the holding company.

Consequences Under Federal Securities Laws

Bancorp has filed with the SEC a registration statement under the Securities Act for the registration of the common stock to be issued and exchanged pursuant to the Plan of Acquisition. This proxy statement constitutes the prospectus of Bancorp filed as part of such registration statement. Upon completion of the holding company reorganization, Bancorp will be required to comply with the periodic reporting requirements under the Exchange Act. Based on the number of shareholders of the Bank, the Bank will be required to file substantially similar reports with the FDIC beginning in 2007. The Bank has not previously filed any reports under these requirements with either the SEC or FDIC. The holding company will also be subject to the general anti-fraud provisions of the federal securities laws.

Filings made by Bancorp after the reorganization will be available at the SEC’s public reference room at 100 F Street NE, Washington, DC 20549 and on the SEC’s internet site at www.sec.gov.

The registration under the Securities Act of shares of Bancorp common stock to be issued in connection with the reorganization does not cover the resale of such shares. Shares of Bancorp common stock acquired by persons who are not “affiliates” of Bancorp or the Bank, however, may be resold without registration. “Affiliates” of Bancorp and the Bank include our directors and executive officers. Shares received by our affiliates will be subject to the resale restrictions of Rule 145 under the Securities Act, which are substantially the same as the restrictions of Rule 144 discussed below. The Rule 145 restrictions generally terminate after one year if the holding company continues to comply with the reporting requirements under the Exchange Act, but any affiliate of the Bank who becomes an affiliate of the holding company will continue to be subject to the restrictions on sales by affiliates under Rule 144.

If Bancorp meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Bank who complies with the other conditions of Rule 144, including those that require the affiliate’s sales to be aggregated with those of certain other persons, would be able to sell in the public market, in any three-month period, a number of shares of holding company common stock not to exceed the greater of:

•	1.0% of the outstanding shares of the holding company common stock, or

•	the average weekly volume of trading in such shares during the preceding four calendar weeks.

Vote Required for Adoption of the Plan

The affirmative vote of the holders of two-thirds of the issued and outstanding common stock of the Bank is required to approve the Plan. Therefore, brokers non-votes and abstentions will effectively count as votes against the Plan.

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PLAN OF ACQUISITION.

RIGHTS OF DISSENTING SHAREHOLDERS

Under the Banking Act, shareholders may dissent from the Plan of Acquisition and, if they comply with the applicable provisions of the Banking Act, be paid the fair value of their shares in lieu of receiving holding company common stock. A shareholder may not dissent with respect to less than all of the shares owned beneficially by him. Shareholders contemplating the exercise of their dissenters’ rights should review the procedures set forth in Sections 360 through 369 of the Banking Act, a copy of which is attached to this proxy statement as Exhibit D. The following is a summary of the steps which must be taken for shareholders to exercise their dissenters’ rights and is qualified in its entirety by reference to the attached sections of the Banking Act.

Notice of Dissent

To be eligible to exercise his right of dissent, a shareholder must file with the Bank a written notice of dissent, stating that he intends to demand payment for his shares if the Plan becomes effective. The notice of dissent must be filed before the vote of the shareholders on the Plan of Acquisition is taken, currently schedule to occur at the special meeting on July 19, 2007. A vote against the Plan by a shareholder does not constitute the exercise of the shareholder’s dissenter’s rights, but a vote in favor does constitute a waiver of such rights. Any shareholder wishing to file a notice of dissent should deliver such notice to Connie Caltabellatta, Secretary, Bank of New Jersey, 204 Main Street, Fort Lee, New Jersey 07024, prior to the special meeting.

Written Demand for Payment

If the Plan of Acquisition is approved by the shareholders, within ten (10) days of such approval the Bank will notify shareholders who have filed a notice of dissent and not voted in favor of the Plan by certified mail that the Plan was approved. Within twenty (20) days after the Bank’s notice of shareholder approval is mailed, any shareholder entitled to such notice may make a written demand for the payment of the fair value of his shares. Such written demand should be delivered to the Bank at the address set forth above. Upon making a written demand for payment, a shareholder will cease to have any rights as a shareholder of the Bank or the holding company.

Delivery of Certificates for Notation

Within twenty (20) days after making a written demand for payment, a shareholder must deliver the certificate or certificates representing his shares of Bank common stock to the Bank. The Bank will make a notation on the certificate or certificates that the shareholder has made a demand to be paid the fair value of his shares and thereafter the certificate or certificates will merely represent the rights of a dissenting shareholder, and will not represent shares of stock of the Bank or the holding company.

Determination and Payment of Fair Value

Within ten (10) days of the later of (i) the expiration of the period within which dissenting shareholders may make a written demand for payment or (ii) the effective date of the Plan, the Bank will mail to each dissenting shareholder the balance sheet and surplus statement of the Bank as of the latest available date and a profit and loss statement or statements of the Bank for not less than a 12-month period ended on the balance sheet date or for such shorter period that the Bank will have been in existence. The Bank may include a written offer to pay a specified price deemed by the Bank to be the fair value of the shares, but the Bank is not obligated to do so. If any dissenting shareholder and the Bank agree upon the fair value of the shares within a thirty (30) days of the expiration of the

10-day period referred to in this paragraph, the Bank shall pay such dissenting shareholder the fair value of his shares upon surrender of the certificate or certificates representing such shares.

If any dissenting shareholder and the Bank are unable to agree upon a price within thirty (30) days of the expiration of the 10-day period referred to in the preceding paragraph, such dissenting shareholder may serve a written demand on the Bank to commence an action in the Superior Court of New Jersey for the determination of the fair value of his shares. The shareholder’s demand to commence an action must be served not later than 30 days after the expiration of the 30 day period shareholders have in which to agree upon a price with the Bank.

If any dissenting shareholder makes a demand to commence a proceeding in the Superior Court, the Bank will have thirty (30) days after receipt of such demand to do so. If the Bank fails to commence the proceeding, the demanding shareholder will have a period of sixty (60) days after expiration of the Bank’s 30-day period to commence the proceeding in the name of the Bank.

If the fair value of shares is not agreed upon and no action to for the determination of fair value by the Superior Court is commenced within the time provided, the rights of a dissenting shareholder to receive the fair value of his shares will cease and his rights as a shareholder will be reinstated.

If an action in the Superior Court is commenced to determine the fair value of the shares, all dissenting shareholders who have preserved their right to receive the fair value of their shares and have not agreed upon a price with the Bank will be made parties to the action. The Superior Court shall render a judgment for the amount of the fair value of the shares, payable upon surrender to the Bank of the certificate or certificates representing the shares, and may include interest, costs and expenses.

PROPOSAL NO. 2:

PROVISION IN BANCORP’S CERTIFICATE OF INCORPORATION
PROVIDING FOR 20,000,000 SHARES OF COMMON STOCK
AUTHORIZED FOR ISSUANCE

The Bank’s board of directors has approved and is requesting that the shareholders approve a provision in the Bancorp certificate of incorporation that the number of authorized shares of common stock shall be 20,000,000 without par value. This authorized share capital represents an increase relative to the authorized capital stock of the Bank of 5,000,000 shares of common stock, par value $10.00 per share.

The board believes that authorizing this share capitalization is essential both to enable Bancorp to complete the holding company reorganization and to provide it with sufficient flexibility to meet business needs and to take advantage of opportunities as they arise. The proposed capital stock authorization would make shares available for stock splits and stock dividends, stock issuances for other corporate purposes, such as acquisitions of businesses or assets, issuance pursuant to employee benefit plans and sales of stock or convertible securities to raise capital. Aside from the holding company reorganization and the other matters discussed elsewhere in this proxy statement/prospectus, Bancorp currently has no specific plans, arrangements or understandings with respect to the issuance of these shares.

If this proposal is approved, the Bancorp board of directors will determine whether, when and on what terms the issuance of shares of common stock may be warranted in connection with any future actions. No further action or authorization by the shareholders will be necessary before issuance of the additional shares of common stock authorized under Bancorp’s certificate of incorporation, except as may be required by applicable law or regulatory agencies or by the rules of any stock exchange on which the Bancorp common stock may then be listed. If the proposal is not approved, the Bank’s board of directors may still determine to consummate the holding company reorganization with the same capitalization as the Bank, except that the class of common stock would be without par value.

Recommendation

THE BOARD OF DIRECTORS OF THE BANK UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE THE PROVISION IN BANCORP’S CERTIFICATE OF INCORPORATION THAT THE NUMBER OF AUTHORIZED SHARES OF BANCORP COMMON STOCK SHALL BE 20,000,000.

PROPOSAL NO. 3:

PROVISION IN BANCORP’S CERTIFICATE OF INCORPORATION
PROVIDING FOR A CLASSIFIED BOARD OF DIRECTORS

The Bank’s board of directors has approved and is requesting that the shareholders approve a provision in the Bancorp certificate of incorporation that establishes a classified board of directors. Under the Banking Act, the Bank cannot have a classified board of directors and, as a result, the shareholders of the Bank have the ability to elect all of the members of the board of directors on an annual basis. Under the Corporation Act, however, Bancorp is permitted to have a classified board of directors and the certificate of incorporation of Bancorp currently provides that approximately one-third of the directors will be elected each year and each class of directors will serve for three years. Neither the Bank’s nor the Bancorp’s certificate of incorporation provides for cumulative voting in the election of directors.

A classified board is designed to ensure continuity of the board of directors and management and encourage any third party, who might seek to acquire control of Bancorp through a proxy contest, to initiate such an acquisition through negotiation with the board of directors. The board believes that the interests of the company and its shareholders will be best served if the composition of the board and the management team appointed by the board are not abruptly changed. By limiting the number of directors that may be replaced through a proxy contest at each annual meeting of shareholders, the board believes that a classified board will assist in retaining board members and management with the necessary experience.

The board also believes that the interests of the company and its shareholders will be best served by a transaction that results from negotiations based upon careful consideration of the proposed terms by the then-current Bancorp board of directors. Direct negotiations would provide the board the opportunity to consider any proposal carefully, consider appropriate alternatives and help ensure that the best price is obtained if a transaction involving Bancorp is ultimately undertaken.

Approval of the classified board might have the effect of making it more difficult for shareholders to change the composition of the incumbent board of directors and to benefit from certain kinds of transactions which might be opposed by the incumbent directors. Additionally, a classified board could have a tendency to discourage certain accumulations of large blocks of our common stock or efforts to obtain control. To such extent, shareholders might have less opportunity to sell their stock at an increased market price, which typically results from such accumulations and efforts. To the extent that a classified board makes it less likely that a hostile takeover attempt which is opposed by the Bancorp board of directors and management will succeed, the effect may be to assist the board and management in retaining their existing positions. The board believes, however, that the overall benefits from a classified board outweigh these factors. We are not aware of any person or group that is currently accumulating or threatening to accumulate shares of our common stock or making any specific threat to obtain control by means of a merger, tender offer, solicitation in opposition to management or otherwise.

Recommendation

THE BOARD OF DIRECTORS OF THE BANK UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE A CLASSIFIED BOARD OF DIRECTORS.

PROPOSAL No. 4

2007 NON-QUALIFIED STOCK OPTION PLAN FOR DIRECTORS

The Bank’s board of directors has approved for submission to its shareholders the 2007 Non-qualified Stock Option Plan for Directors attached to this proxy statement as Exhibit A, referred to as the “Director Plan.”

The board of directors believes that it will be in the best long-term interests of the shareholders for non-employee directors of the Bank to have an equity interest in the Bank, thereby tying the interests of the Bank’s non-employee directors to those of the shareholders. For these reasons, the board of directors on March 7, 2007 approved the Director Plan, subject to shareholder approval.

A summary of the plan is set forth below. This summary is qualified in its entirety by the full text of the plan, which is set forth as Exhibit A to this proxy statement.

Administration

The Director Plan will be administered by the Bank’s board of directors, which will have power to designate the optionees and to determine the number of shares subject to each option, the date of grant and the terms and conditions governing the option. All decisions made by the board pursuant to the provisions of the Director Plan will be final and binding.

Eligibility

Non-employee directors of the Bank and its affiliates are eligible to be granted options under the Director Plan.

Shares Subject to the Director Plan

The Director Plan authorizes the Bank to issue 240,000 shares of its common stock pursuant to options. The Director Plan provides that the number and price of shares available for stock options and the number of shares covered by outstanding stock options shall be adjusted equitably for stock splits or combinations, stock dividends, recapitalizations, reorganization, mergers, consolidations and other changes in the common stock.

Term

The term of each option will be fixed by the board of directors. No option may be exercised by any person after expiration of the term of the option. No option may be awarded under the Director Plan at any time after the date that is ten years after the Director Plan is approved by shareholders.

Exercise Price

The Director Plan provides that options may be granted at a price no less than 100% of the fair market value on the date of grant of the option. The Director Plan provides that the purchase price for shares acquired pursuant to the exercise of any option is payable in full at the time of exercise.

Amendment and Termination of Director Plan

The board of directors may amend, alter or discontinue the Director Plan at any time, provided that no amendment, alteration or discontinuation will be made which would increase the total number of shares of common stock reserved for the purposes of the Director Plan (except in connection with a recapitalization, reorganization, merger, consolidation, stock split or combination, stock dividend or other similar event or transaction affecting the shares, in accordance with the terms of the Director Plan), or change the persons or class of persons eligible to receive options under the Director Plan without the approval of shareholders.

Certain Federal Tax Effects

There will be no federal income tax consequences to the optionee or to the Bank upon the grant of a non-qualified stock option under the Director Plan. When the optionee exercises a non-qualified option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock received upon exercise of the option at the time of exercise over the exercise price, and the Bank will be allowed a corresponding deduction. Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the shares were held.

Benefits to Directors

As of the date of this proxy statement/prospectus, no awards have been granted under the Director Plan. All awards under the Director Plan will be made at the discretion of the Bank’s board of directors. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individual director or group of directors pursuant to the Director Plan in the future, or the benefits or amounts that would have been received by any individuals or groups for the last completed fiscal year if the Director Plan had been in effect.

Vote Required for Adoption of the Director Plan

The affirmative vote of the holders of two-thirds of the issued and outstanding shares of Bank common stock is required to approve the Director Plan. Therefore, brokers non-votes and abstentions will effectively count as votes against the Director Plan.

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE DIRECTOR PLAN.

PROPOSAL NO. 5:

POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or to approve the Director Plan, Plan of Acquisition or each of the proposals related to Bancorp’s certificate of incorporation at the special meeting, these proposals could not be approved unless such meeting was adjourned or postponed to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by the Bank at the time of the special meeting to be voted for adjournment or postponement, you are being asked to consider a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to permit further solicitation of proxies if necessary to obtain additional votes in favor of the proposals.

Recommendation

THE BOARD OF DIRECTORS OF THE BANK UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE.

DESCRIPTION OF BUSINESS

Bank of New Jersey, sometimes referred to as “we” or the “Bank,” is a New Jersey state-chartered bank, which currently operates from one office located at 204 Main Street, Fort Lee, NJ, 07024. We have also received approval from the New Jersey Department of Banking and Insurance, referred to as the “Department,” to open two additional locations. These offices will be located at 1365 Palisade Avenue, Fort Lee, NJ and 458 West Street, Fort Lee, NJ. An application is currently pending with the Department for a fourth office to be located at 401 Hackensack Avenue, Hackensack, NJ. All current and proposed branches are in Bergen County, NJ.

We are subject to the supervision and regulation of the Department, as well as the Federal Deposit Insurance Corporation. The Bank’s deposits are insured by the FDIC up to applicable limits. The principal office of the Bank is located at 204 Main Street, Fort Lee, NJ, 07024 and the telephone number is (201) 944-8600.

Business of the Bank

We conduct a traditional commercial banking business, accepting deposits from the general public, including individuals, businesses, non-profit organizations, and governmental units. We make commercial loans, consumer loans, and both residential and commercial real estate loans. In addition, we provide other customer services and make investments in securities, as permitted by law. We have sought to offer an alternative, community-oriented style of banking in an area, which is presently dominated by larger, statewide and national institutions. Our goal is to establish and retain customer relationships by offering a broad range of traditional financial services and products, competitively-priced and delivered in a responsive manner to small businesses, professionals and individuals in the local market. As a locally owned and operated community bank, we seek to provide superior customer service that is highly personalized, efficient and responsive to local needs. To better serve our customers and expand our market reach, we provide for the delivery of certain of our financial products and services to local customers and to a broader market through the use of mail, telephone and internet banking. We strive to deliver these products and services with the care and professionalism expected of a community bank and with a special dedication to personalized customer service.

The specific objectives of the Bank are:

•	to provide local businesses, professionals and individuals with banking services responsive to and determined by the local market;

•	to attract deposits and loans by competitive pricing; and

•	to provide a reasonable return to shareholders on capital invested.

Market Area

Our principal market for deposit gathering and lending activities lies within Bergen and Hudson Counties in New Jersey. Our market area is dominated by offices of large statewide and interstate banking institutions. Our service and timely response to customer needs is expected to fill a niche that has arisen due to a loss of local institutions. Additionally, our service area has a relatively large affluent base for our services and a diversified mix of commercial businesses and residential neighborhoods.

Extended Hours

We provide full-service banking from 7:00 am to 7:00 pm weekdays and 9:00 am to 1:00 pm on Saturday. We provide this convenience for our customers at our current location and expect to provide the same convenience at future locations.

Competition

We operate in a highly competitive environment competing for deposits and loans with commercial banks, thrifts, and other financial institutions, many of which have greater financial resources than we do. We compete with local, regional, and national commercial banks, savings banks, and savings and loan associations. Other competitors include money market mutual funds, mortgage bankers, insurance companies, stock brokerage firms, regulated small loan companies, credit unions, and issuers of commercial paper and other securities.

Our larger competitors will have greater name recognition and greater financial resources than we do to finance wide-ranging advertising campaigns. Although we contemplate limited media advertising, the primary source of introduction to prospective customers remains in recommendations and referrals from members of our board of directors, our shareholders and our executive officers and from our staff business development. We seek to compete for business principally on the basis of high quality, personal service to customers, customer access to decision-makers, and competitive interest rates and fees.

We believe that opportunities continue to exist to satisfy the deposit and borrowing needs of small and middle market businesses. We expect to attract and retain these small and middle market business relationships by providing timely responses to this segment of the market.

Plan of Operation

During 2007, we will continue to work to recapture our net start-up and organizational expenses. In this effort, we will strive to grow our customer base, continue to attract deposits and loans, and maintain the monthly profitability that we have been able to achieve since August, 2006. We believe we can continue to capitalize on the sound and profitable loan opportunities in our market as well as attract deposits by providing competitive deposit pricing. We believe this combination of effort and focus will assist us in providing and building shareholder value.

We will also continue to develop our branch network. We have received FDIC approval during 2007 for a location in Hackensack, New Jersey. This branch will increase our branch network to four locations. While we develop these branches, we will continue to evaluate additional strategic locations which will grow our branch network and provide more convenient access and availability to our customers.

We have formed a bank holding company, Bancorp of New Jersey, Inc. We believe that the holding company structure will maximize the Bank’s flexibility in undertaking its current and future operations. The Plan of Acquisition would permit the Bank to adopt a bank holding company structure, which requires shareholder and regulatory approval. Under this structure, the Bank would become a wholly-owned subsidiary of Bancorp of New Jersey, Inc., a company formed solely for the purpose of becoming the holding company of the Bank, and the shareholders of the Bank would become shareholders of the holding company through a one-to-one exchange of their shares of common stock of the Bank for shares of common stock of the holding company.

Personnel

At December 31, 2006, we had sixteen full-time employees.

Supervision and Regulation

Banking is a complex and highly regulated industry. Banks are extensively regulated under both federal and state law. These laws and regulations are designed primarily for the protection of depositors and the FDIC, and not the Bank or its shareholders. Enforcement actions may include the imposition of a conservator or receiver, cease and desist orders and written agreements, the termination of insurance on deposits, the imposition of civil money penalties, and removal and prohibition orders. If any enforcement action is taken by a banking regulator, the value of an equity investment in the Bank could be substantially reduced or eliminated.

As a commercial bank organized under the banking laws of the State of New Jersey, and insured by the FDIC, we are subject to regulation by the New Jersey Department of Banking and Insurance and the FDIC. Various regulations, requirements, and restrictions under state and federal laws will affect our operations, including requirements to maintain a minimum level of capital and reserves against deposits, restrictions on the nature and the amount of loans which may be made and the interest which may be charged thereon, restrictions on our ability to expand through new branches or acquisitions, restrictions on our ability to pay dividends, regulations relating to permitted investments, and restrictions on other activities.

To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on our business and prospects.

Monetary Policies

The monetary policies of the Federal Reserve Board have a significant effect upon the operating results of financial institutions, including commercial banks such as the Bank. The Federal Reserve Board endeavors to regulate the availability of bank credit in order to combat declines in the economy and to curb inflationary pressures. These policies may affect, directly or indirectly, the funds of banks which would be available for loans and the interest rates paid on deposits.

The monetary policies of the Federal Reserve Board have had a material effect on the operating results of both Federal Reserve member and non-member banks in the past and are expected to do so in the future. In view of the changing conditions in the national economy, it is not possible to predict the impact of monetary policies on the growth or future operations of the Bank. In addition, fiscal policies of the United States Government may have a substantial effect on banks generally.

Legal Lending Limit

Under current New Jersey law, our per customer legal lending limit is 15% of capital for most loans. The lending limit can be increased to 25% of capital to the extent the additional 10% is fully secured by readily marketable collateral. Accordingly, the size of the loans that we can offer to potential customers is less than the size of loans that our competitors with more capital are able to offer. We may engage in loan participations with other banks so that we may lend a portion of loans in excess of our legal lending limits. However, no assurance can be given that participations will be available to us or available on terms that are favorable to us and our loan customers. It is expected that our lending limits will increase proportionately with our growth; however, there can be no assurance that we will grow or that we will be successful in attracting or maintaining customers seeking larger loans. To support growth, we may require additional capital. Although there can be no assurance that we will be able to generate sufficient capital through retained earnings or raise additional equity capital through public or private offerings, our initial subscription provided the shareholders with warrants. The exercise of these warrants, if exercised in full, would provide us with an additional $10.4 million in capital.

Insurance of Deposits

Our deposits are insured up to a maximum of $100,000 per depositor under the Bank Insurance Fund, or “BIF.” The FDIC has established a risk-based assessment system for all insured depository institutions. Prior to 2007, the premiums paid by insured depository institutions ranged from $0.00 to $0.27 per $100 of insured deposits. Beginning in 2007, the FDIC will use a revised risk-based premium system mandated by the Federal Deposit Insurance Reform Act of 2005. Under these new rules, the FDIC will place each institution in one of four risk categories, based first on capital ratios and then on other relevant supervisory information. Depending on the institution’s risk category, rates will range between $0.05 and $0.43 per $100 of insured deposits.

Dividend Restrictions

Under the Banking Act, a bank may declare and pay dividends only if, after payment of the dividend, the capital stock of the bank will be unimpaired and either the bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the bank’s surplus. The FDIC prohibits payment of cash dividends if, as a result, the institution would be undercapitalized. Further, during the first three years of operation, cash dividends shall only be paid from net operating income, and only after an appropriate allowance for loan and lease losses is established and overall capital is adequate.

Capital Adequacy Guidelines

The FDIC has promulgated risk-based capital guidelines that are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under those guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

Bank assets are given risk-weights of 0%, 20%, 50%, and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weighting will apply. Those computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property, which carry a 50% risk-weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weighting, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weighting. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk-weighting. Transaction-related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year), have a 50% risk-weighting. Short-term commercial letters of credit have a 20% risk-weighting, and certain short-term unconditionally cancelable commitments have a 0% risk weighting.

The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be “Tier 1 Capital,” consisting of shareholders’ equity and qualifying preferred stock, less certain goodwill items and other intangible assets. The remainder, or “Tier 2 Capital,” may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) excess of qualifying preferred stock, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) qualifying subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 Capital. Total capital is the sum of Tier 1 Capital and Tier 2 Capital less reciprocal holdings of other banking organization’s capital instruments, investments in unconsolidated subsidiaries, and any other deductions as determined by the FDIC.

In addition to the risk-based capital guidelines, the FDIC has adopted a minimum Tier 1 Capital (leverage) ratio, under which a bank must maintain a minimum level of Tier 1 Capital to average total consolidated assets of at least 3% in the case of a bank that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other banks are expected to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum. We are expected to maintain a leverage ratio of at least 4%.

Prompt Corrective Action

In addition to the required minimum capital levels described above, Federal law establishes a system of “prompt corrective actions” which Federal banking agencies are required to take, and certain actions which they have discretion to take, based upon the capital category into which a Federally regulated depository institution falls. Regulations set forth detailed procedures and criteria for implementing prompt corrective action in the case of any institution which is not adequately capitalized. Under the rules, an institution will be deemed “well capitalized” or better if it’s leverage ratio exceeds 5%, its Tier 1 risk based capital ratio exceeds 6%, and if the Total risk based capital ratio exceeds 10%. An institution will be deemed to be “adequately capitalized” or better if it exceeds the minimum Federal regulatory capital requirements. However, it will be deemed “undercapitalized” if it fails to meet the minimum capital requirements; “significantly undercapitalized” if it has a total risk based capital ratio that is less than 6%, a Tier 1 risk based capital ratio that is less than 3%, or a leverage ratio that is less than 3%, and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

The prompt corrective action rules require an undercapitalized institution to file a written capital restoration plan, along with a performance guaranty by its holding company or a third party. In addition, an undercapitalized institution becomes subject to certain automatic restrictions including a prohibition on payment of dividends, a limitation on asset growth and expansion, in certain cases, a limitation on the payment of bonuses or raises to senior executive officers, and a prohibition on the payment of certain “management fees” to any “controlling person.” Institutions that are classified as undercapitalized are also subject to certain additional supervisory actions, including: increased reporting burdens and regulatory monitoring; a limitation on the institution’s ability to make acquisitions, open new branch offices, or engage in new lines of business; obligations to raise additional capital; restrictions on transactions with affiliates; and restrictions on interest rates paid by the institution on deposits. In certain cases, bank regulatory agencies may require replacement of senior executive officers or directors, or sale of the institution to a willing purchaser. If an institution is deemed to be “critically undercapitalized” and continues in that category for four quarters, the statute requires, with certain narrowly limited exceptions, that the institution be placed in receivership.

At December 31, 2006, the Bank satisfied the ratios to be categorized as a “well-capitalized” institution, which in the regulatory framework for prompt corrective action imposes the lowest level of supervisory restraints.

Community Reinvestment Act

The Community Reinvestment Act of 1977, referred to as the “CRA,” requires that banks meet the credit needs of all of their assessment area (as established for these purposes in accordance with applicable regulations based principally on the location of branch offices), including those of low income areas and borrowers. Our record in meeting the requirements of the CRA will be taken into consideration in connection with any applications with Federal regulators to engage in certain activities, including mergers or expansions into non-banking activities.

USA Patriot Act

Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, known as the Patriot Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers. Under the Patriot Act, financial institutions must establish anti-money laundering programs meeting the minimum standards specified by the Act and implementing regulations. While we do not expect to have any significant international banking relationships, and do not anticipate that the Patriot Act will have a material effect on its business or operations, the effect of the compliance burden imposed by the Act on the Bank cannot be predicted with certainty.

Future Legislation and Regulation

Various legislation and regulations, ranging from consumer protection legislation to additional legislation proposing to substantially change the financial institutions regulatory system, are considered by the U.S. Congress, the New Jersey State Legislature and Federal and State authorities from time to time. Future legislation and regulation may change our regulatory and operating environment in substantial and unpredictable ways. We cannot predict whether any legislation or regulation will be enacted that would have a material effect upon our business.

Recent Developments

During 2007, the Bank has received FDIC approval and approval from the Department of Banking and Insurance for a location in Hackensack, New Jersey. This location would be the bank’s fourth office.

DESCRIPTION OF PROPERTY

We conduct our business through our office located at 204 Main Street, Fort Lee, New Jersey. This office is leased. Two additional offices are being constructed at 1365 Palisade Avenue, Fort Lee, New Jersey and 458 West Street, Fort Lee, New Jersey. The Palisade Avenue property is owned by the Bank and the West Street facility is leased. All properties are located in Bergen County, New Jersey.

During the first quarter of 2007, the Bank received approval from the FDIC and the New Jersey Department of Banking and Insurance for a fourth branch to be located at 401 Hackensack Avenue, Hackensack, New Jersey. This facility will be leased.

LEGAL PROCEEDINGS

We commenced operations in May 2006 and have not been involved in any legal proceedings. In addition, we do not believe that there is any pending or threatened proceedings against us. However, based on the nature of our operations, we may be, in the future, parties to or otherwise involved in legal proceedings arising in the normal course of business.

MARKET PRICE AND DIVIDENDS ON COMMON STOCK
AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock is not listed for quotation on any exchange or market system and there is no established public trading market for our common stock. However, there have been a limited number of trades of our common stock since our initial offering and capitalization. The following table sets forth the high and low prices at which trades of our common stock have occurred during the indicated periods. The prices are adjusted to reflect our ten percent (10%) stock distribution in January 2007.

	High	Low

Year Ended December 31, 2006
Fourth quarter	$18.18	$18.18
Third quarter	18.18	18.18
Second quarter	18.18	18.18
First quarter	N/A	N/A

Holders

As of May 21, 2007, there were approximately 1,172 shareholders of record of our common stock.

Dividends

We have not paid any cash dividends since our inception. The decision to pay, as well as the timing and amount of any dividends to be paid by the Bank will be determined by our board of directors, giving consideration to our earnings, capital needs, financial condition, and other relevant factors.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information, as of December 31, 2006, with respect to our 2006 Stock Option Plan, which is the only compensation plan under which our common stock is authorized for issuance. Share and exercise price information has been adjusted to reflect our ten percent (10%) stock distribution in January 2007.

	Number of Shares of		Number of Shares of
	Common Stock to be		Common Stock
	Issued Upon Exercise	Weighted-Average	Remaining Available
	of Outstanding	Exercise Price of	for Future Issuance
	Options, Warrants	Outstanding Options,	Under Equity
Plan Category	and Rights	Warrants and Rights	Compensation Plans

Equity compensation plans approved by security holders	62,150	$18.18	57,841
Equity compensation plans not approved by security holders	—	—	—
Total	62,150	$18.18	57,841

SELECTED FINANCIAL DATA

Set forth below is selected historical financial data of the Bank. This information is derived in part from and should be read in conjunction with the financial statements and notes thereto included in our 2006 Annual Report. The financial information below is provided as of and for the year ended December 31, 2006.

2006
(In thousands,
except per share data)

Selected Operating Data:
Total interest income	$3,685
Total interest expense	607

Net interest income	3,078
Provision for loan losses	866

Net interest income after provision for loan loss	2,212
Other income	15
Other expenses	2,627

Income before income taxes	(400)
Income tax expense	164

Net loss	$(564)

Basic Earnings per Share(1)	$(0.24)
Basic Earnings per Share (from operations excluding start-up and organizational expenses)(1)	$(0.18)
Average shares outstanding-basic(1)	2,399,657

(1)	Adjusted for the 10% 2007 stock distribution

Selected Financial Data:	2006

Total Assets	$106,047
Net Loans	79,819
Total Deposits	61,867
Stockholders’ Equity	43,039

Selected Financial Ratios:	2006

Return on Average Assets (ROA)	(0.72)%
Return on Average Equity (ROE)	(1.31)%
Equity to Total Assets at Year-End	40.58%
Dividend Payout Ratio	N/A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto included in our 2006 Annual Report.

Overview and Strategy

Our charter was approved in April 2006 and we opened for business on May 10, 2006. We currently operate from one office located at 204 Main Street, Fort Lee, NJ 07024. We have also received approval from the FDIC and the NJ Department of Banking and Insurance to open three additional locations. These offices will be located at

1365 Palisade Avenue, Fort Lee, NJ, 458 West Street, Fort Lee, NJ, and 401 Hackensack Avenue, Hackensack, NJ. All current and proposed branches are in Bergen County, NJ.

We conduct a traditional commercial banking business, accepting deposits from the general public, including individuals, businesses, non-profit organizations, and governmental units. We make commercial loans, consumer loans, and both residential and commercial real estate loans. In addition, we provide other customer services and make investments in securities, as permitted by law. We have sought to offer an alternative, community-oriented style of banking in an area, which is presently dominated by larger, statewide and national institutions. Our focus is on establishing and retaining customer relationships by offering a broad range of traditional financial services and products, competitively-priced and delivered in a responsive manner to small businesses, professionals and individuals in the local market. As a locally owned and operated community bank, we believe we can provide superior customer service that is highly personalized, efficient and responsive to local needs. To better serve our customers and expand our market reach, we provide for the delivery of certain financial products and services to local customers and a broader market through the use of mail, telephone and internet banking. We endeavor to deliver these products and services with the care and professionalism expected of a community bank and with a special dedication to personalized customer service.

Our specific objectives are:

•	to provide local businesses, professionals and individuals with banking services responsive to and determined by the local market;

•	to attract deposits and loans by competitive pricing; and

•	to provide a reasonable return to shareholders on capital invested.

Critical Accounting Policies and Judgments

Our financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in Note 1 “Summary of Significant Accounting Policies” in the Notes to the Financial Statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may significantly affect our reported results and financial position for the period or in future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets carried at fair value inherently result in more financial statement volatility. Fair values and information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on our future financial condition and results of operations.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. If the ALLL is considered inadequate to absorb future loan losses on existing loans, based on, but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, then the provision for loan losses is increased.

We consider the ALLL of $866,000 adequate to cover potential losses inherent in the loan portfolio that may become uncollectible. Our evaluation considers such factors as changes in the composition and volume of the loan portfolio, the impact of changing economic conditions on the credit worthiness of our borrowers, and the overall quality of the loan portfolio. For further discussion, see the “Provision for Loan Losses”, “Loan Portfolio”, “Loan Quality”, and “Allowance for Loan Losses” sections below as well as various sections of our Notes to Financial Statements.

Deferred Tax Assets and Valuation Allowance

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the period in which the deferred tax asset or liability is expected to be settled or realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period in which the change occurs. Deferred tax assets are reduced, through a valuation allowance, if necessary, by the amount of such benefits that are not expected to be realized based on current available evidence. As of December 31, 2006, we have recorded a valuation allowance against the state deferred tax asset and a portion of the Federal deferred tax asset. At this time, we believe this valuation allowance is appropriate as there is some uncertainty as to whether or not we will be able to generate sufficient taxable income to utilize the net deferred tax asset.

Impairment of Assets

Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to contractual terms of the loan agreement. The collection of all amounts due according to contractual terms means both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted as the loan’s effective interest rate, or, as a practical expedient, at the loan’s observable market price, or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is used if a loan is collateral dependent. Conforming one-to-four family residential mortgage loans, home equity and second mortgages, and consumer loans are pooled together as homogeneous loans and, accordingly, are not covered by Statement of Financial Accounting Standards (SFAS No. 114 “Accounting by Creditors for Impairment of a Loan.” At this time, we do not have any impaired loans.

Periodically, we may need to assess whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. In any such instance, we would consider many factors including the severity and duration of the impairment, our intent and ability to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss is securities gains (losses). At this time, we do not have any impaired securities.

Results of Operations — 2006

Our results of operations depend primarily on our net interest income, which is the difference between the interest earned on our interest-earning assets and the interest paid on funds borrowed to support those assets, primarily deposits. Net interest margin is the difference between the weighted average rate received on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, which is affected by the average level of interest-earning assets as compared with that of interest-bearing liabilities. Net income reflects net interest income, as well as non-interest income and non-interest expenses.

Net Loss

For the year ended December 31, 2006, net loss was $564,000. The net loss for the year ended December 31, 2006 included $866,000 in the provision for loan losses as well as $125,000 of net expenses related to pre-opening and organization costs. The expense recorded for the provision for loan losses is the result of closing over $80 million in total loans for the period May 10, 2006 to December 31, 2006.

On a per share basis, basic loss per share from May 10, 2006, the date operations commenced, through December 31, 2006 was $0.18. All per share data has been restated to reflect the ten percent (10%) stock distribution paid to shareholders during January 2007.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the volume of interest-earning assets and interest bearing liabilities and the interest rate earned or paid on them. From May 10, 2006, the day operations commenced, to December 31, 2006, net interest income was $2,497,000.

Average Balance Sheet

The following table sets forth certain information relating to our average assets and liabilities from the date operations commenced, May 10, 2006, to December 31, 2006, and reflects the average yield on assets and average cost of liabilities for the period indicated. Such yields are derived by dividing annualized income or annualized expense by the average balance of assets or liabilities, respectively, for the periods shown. Securities available for sale are reflected in the following table at amortized cost.

May 10, 2006 through December 31, 2006

	2006
	Average		Average
	Balance	Interest	Yield/Cost
	(Dollars in thousands)

ASSETS:
Interest-Earning Assets:
Loans (net of unearned income)	$43,971	$1,983	6.77%
Securities available for sale and Investment Securities	7,815	260	4.99
Federal Funds Sold	21,752	818	5.64
Equity Securities	100	0	0.00

Total Interest-earning Assets	73,638	3,061	6.26%

Non-interest earning Assets	5,011
Allowance for Loan Losses	(486)

TOTAL ASSETS	$78,163

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-Bearing Liabilities:
Demand Deposits	$3,910	$60	2.30%
Savings Deposits	930	5	0.81
Money Market Deposits	16,216	422	3.89
Time Deposits	3,360	77	3.44

Total Interest-Bearing Liabilities	24,416	564	3.46%

Non-Interest Bearing Liabilities:
Demand Deposits	10,384
Other Liabilities	164

Total Non-Interest Bearing Liabilities	10,548
Stockholders’ Equity	43,199

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$78,163

Net Interest Income		$2,497

Net Interest Rate Spread			2.80%

Net Interest Margin			3.39%

Ratio of Interest-Earning Assets to Interest-Bearing Liabilities	3.02

Provision for Loan Losses

For the year ended December 31, 2006, our provision for loan losses was $866,000. The provision is directly related to the growth and composition of the loan portfolio during our first year of operation.

Other Income

Other income, which was primarily attributable to service fees received from deposit accounts, for the year ended December 31, 2006, was $15,000.

Other Expenses

Other expenses for the year ended December 31, 2006 amounted to $2,627,000. These costs were related, primarily, to the opening and organizing of the bank, staff compensation, and occupancy costs. Included in the other expenses for the year ended December 31, 2006 was approximately $749,000 of expenses related to start-up and organizational costs.

Income Tax Expense

During 2006, we recorded income tax expense as a result of recording a valuation allowance for state tax purposes and a portion for federal tax purposes. We believe this valuation allowance is appropriate as there is some uncertainty as to whether or not we will be able to generate sufficient taxable income to utilize the net deferred tax asset.

Financial Condition

At December 31, 2006, our total assets were $106,047,000. Total loans, including net deferred fees and amortized costs, increased from no loans at the commencement of our operations to $80,685,000 at December 31, 2006. Total deposits were $61,867,000 at December 31, 2006. Including deposits, we had total liabilities of $63,008,000 and our shareholder’s equity was $43,039,000.

Loan Portfolio

Our loan portfolio is the primary component of our assets. At December 31, 2006, our total loans, excluding net deferred fees and costs, were $80,638,000, all of which were originated during 2006. This growth in the loan portfolio was attributable to recommendations and referrals from members of our board of directors, our shareholders, our executive officers, and selective marketing by our management and staff. We believe that we will continue to have similar opportunities for loan origination within the Bergen County and Hudson County markets within northern New Jersey, due to the fact that, through mergers and acquisitions, our trade area is now primarily served by large institutions, frequently headquartered out of state. We believe that it is not cost-efficient for these larger institutions to provide the level of personal service to small business borrowers that we intend to provide.

Our loan portfolio consists of commercial loans, real estate loans, and consumer loans. Commercial loans are made for the purpose of providing working capital, financing the purchase of equipment or inventory, as well as for other business purposes. Real estate loans consist of loans secured by commercial or residential real property and loans for the construction of commercial or residential property. Consumer loans are made for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased.

Our loans are primarily to businesses and individuals located in Bergen and Hudson Counties, New Jersey. We have not made loans to borrowers outside of the United States. Commercial lending activities are focused primarily on lending to small business borrowers. We believes that our strategy of customer service, competitive rate structures, and selective marketing have enabled us to gain market entry to local loans. Bank mergers and lending restrictions at larger financial institutions with which we compete have also contributed to the success of our efforts to attract borrowers.

The following table sets forth the classification of our loans by major category as of December 31, 2006:

Commercial	$14,678
Real Estate	50,787
Credit Lines	13,519
Consumer	1,654

Total Loans	$80,638

The following table sets forth the maturity of fixed and adjustable rate loans as of December 31, 2006 (in thousands):

	Within
	One	1 to 5	After 5
	Year	Years	Years	Total

Loans with Fixed Rate
Commercial	813	3,370	—	4,183
Real Estate	1,852	17,074	17,257	36,183
Credit Lines	4	—	—	4
Consumer	—	391	291	682
Loans with Adjustable Rate
Commercial	10,496	—	—	10,496
Real Estate	11,371	2,482	750	14,603
Credit Lines	59	—	13,456	13,515
Consumer	972	—	—	972

Loan Quality

As mentioned above, our principal assets are our loans. Inherent in the lending function is the risk of the borrower’s inability to repay a loan under its existing terms. Risk elements include non-accrual loans, past due and restructured loans, potential problem loans, loan concentrations, and other real estate owned.

Non-performing assets include loans that are not accruing interest (non-accrual loans) as a result of principal or interest being in default for a period of 90 days or more and accruing loans that are 90 days past due. When a loan is classified as non-accrual, interest accruals discontinue and all past due interest, including interest applicable to prior years, is reversed and charged against current income. Until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of such payments of interest.

We attempt to minimize overall credit risk through loan diversification and our loan approval procedures. Due diligence begins at the time we begin to discuss the origination of a loan with a borrower. Documentation, including a borrower’s credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source and timing of the repayment of the loan, and other factors are analyzed before a loan is submitted for approval. Loans made are also subject to periodic audit and review.

At December 31, 2006, we had no non-performing assets and no information about possible credit problems of borrowers which would cause us to have serious doubts as to the ultimate ability to collect their loans. While we do attempt to minimize credit risk, these conditions are partially attributable to our limited operating history.

As of December 31, 2006, there were no concentrations of loans exceeding 10% of the Bank’s total loans and the Bank had no foreign loans. The Bank’s loans are primarily to businesses and individuals located in Bergen and Hudson Counties, New Jersey.

The Bank maintains an external independent loan review auditor. The loan review auditor will perform an examination of a sample of commercial loans after the Bank has extended credit. The loan review auditor also monitors the integrity of our credit risk rating system. This review process is intended to identify adverse developments in individual credits, regardless of payment history. The loan review auditor reports directly to the audit committee of our Board of Directors and provides the audit committee with reports on asset quality. The loan review audit reports are also presented to our Board of Directors by the audit committee for review.

Allowance For Loan Losses

The allowance for loan losses represents a critical accounting policy. The allowance is a reserve established through charges to earnings in the form of a provision for loan losses. We maintain an allowance for loan losses which we believe is adequate to provide for probable losses inherent in the loan portfolio. While we apply the methodology discussed below in connection with the establishment of our allowance for loan losses, it is subject to critical judgments on the part of management. Loan losses are charged directly to the allowance when they occur and any recovery is credited to the allowance. Risks within the loan portfolio are analyzed on a continuous basis by our officers, by external independent loan review function, and by our audit committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and appropriate reserves. In addition to the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors which management feels deserve recognition in establishing an appropriate reserve. These estimates are reviewed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Additions to the allowance are made by provisions charged to the expense and the allowance is reduced by net-chargeoffs, that is loans judged to be uncollectible, less any recoveries on loans previously charged off. Although management attempts to maintain the allowance at an adequate level, future additions to the allowance may be required due to the growth of our loan portfolio, changes in asset quality, changes in market conditions and other factors. Additionally, various regulatory agencies, primarily the FDIC, periodically review our allowance for loan losses. These agencies may require additional provisions based upon their judgment about information available to them at the time of their examination. Although management uses what it believes to be the best information available, the level of the allowance for loan losses remains an estimate which is subject to significant judgment and short term change.

Our allowance for loan losses totaled $866,000 at December 31, 2006, compared to no allowance at the commencement of our operations. This growth of the allowance is due to the growth and composition of the loan portfolio.

The following is an analysis summary of the allowance for loan losses for the period indicated:

2006

Balance, May 10, 2006	$—
Charge-offs
Commercial	—
Real Estate	—
Credit Lines	—
Consumer	—

Total Charge-offs	—
Recoveries
Commercial	—
Real Estate	—
Credit Lines	—
Consumer	—

Total Recoveries	—
Net charge-offs	—
Provision charged to expense	866

Balance, December 31, 2006	$866

Ratio of net charge-offs to average loans outstanding	N/A

The following table sets forth, for each of our major lending areas, the amount and percentage of our allowance for loan losses attributable to such category, and the percentage of total loans represented by such category, as of the periods indicated:

Allocation of the Allowance for Loan Losses by Category
For the period ended December 31, 2006

			% of
	Amount	% of All	Total Loans
	(Dollars in thousands)

Balance applicable to:
Commercial	197	22.75%	18.20%
Real Estate:	479	55.31%	62.98%
Credit Lines	69	7.97%	16.77%
Consumer	25	2.89%	2.05%

Sub-total	770	88.91%	100.00%
Unallocated Reserves	96	11.09%

TOTAL	$866	100.00%	100.00%

The allowance for loan losses represents our determination of the amount necessary to bring the ALLL to a level that we consider adequate to reflect the risk of estimated losses inherent in our loan portfolio as of the balance sheet date. We evaluate the adequacy of the ALLL by performing periodic, systematic reviews of the loan portfolio. While allocations are made to specific loans and pools of loans, the total allowance is available for loan losses. Although the ALLL is our best estimate of the inherent loan losses as of the balance sheet date, the process of determining the adequacy of the ALLL is judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the ALLL will ultimately prove adequate to cover actual loan losses. However, we have determined, and believe, that the ALLL is at a level sufficient to cover the inherent loan losses in our loan portfolio as of the balance sheet date.

Investment Securities

In addition to our loan portfolio, we maintain an investment portfolio to fund increased loan demand or deposit withdrawals and other liquidity needs and to provide an additional source of interest income. The portfolio is composed of U.S. Treasury Securities, obligations of U.S. Government Agencies, and equity securities of Atlantic Central Bankers Bank.

Securities are classified as held-to-maturity, trading or available for sale, or “AFS,” at the time of purchase. Securities are classified as held-to-maturity if management intends and we have the ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts. Securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities, which are carried at market value. Realized gains and losses, as well as gains and losses from marking trading securities to market value, are included in trading revenue. We had no trading securities during 2006. Securities not classified as held-to-maturity or trading securities are classified as AFS and are stated at fair value. Unrealized gains and losses on AFS securities are excluded from results of operations, and are reported as a component of accumulated other comprehensive income (loss), which is included in stockholders’ equity. Securities classified as AFS include securities that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital, or other similar requirements.

At December 31, 2006, total securities were $11,692,000, $1,993,000 of which were classified as held-to-maturity and $9,699,000 of which were classified as available for sale.

The following table sets forth the amortized cost and market value of our security portfolio at the date indicated.

	At December 31, 2006
	Amortized	Market
	Cost	Value

Available for sale
U.S. Agency Obligations	9,560	9,599
Equity securities	100	100

Total available for sale	9,660	9,699
Held to Maturity
U.S. Treasury obligations	1,993	2,002

Total held to maturity	1,993	2,002
Total Investment Securities	$11,653	$11,700

The following table sets forth the maturity distribution of our debt investment portfolio at December 31, 2006.

Maturity of Debt Investment Securities
December 31, 2006

	Securities Held to Maturity			Securities Available for Sale
			Weighted			Weighted
	Amortized	Market	Average	Amortized	Market	Average
	Cost	Value	Yield	Cost	Value	Yield
	(In thousands)

Within 1 year	—	—	—	—	—	—
1 to 5 years	1,993	2,002	5.12%	4,560	4,579	5.59%
5 to 10 years	—	—	—	5,000	5,020	5.80%
Over 10 years	—	—	—	—	—	—

	$1,993	$2,002		$9,560	$9,599

We did not sell any securities during 2006.

Deposits

Deposits are our primary source of funds. From the commencement of our operations, our deposits grew to $61,867,000 at December 31, 2006. This deposit growth was accomplished as a result of the combined effect of referrals from the members of our board of directors, shareholders and management, as well as selective marketing by our staff during the year.

The following table sets forth the actual amount of various types of deposits at the date indicated:

December 31,

	2006
		Average
	Amount	Yield/Rate
	(Dollars in thousands)

Non-interest Bearing Demand	$10,244	—
Interest Bearing Demand	38,794	3.58%
Savings	1,873	0.81%
Time Deposits	10,956	3.44%

	$61,867

The Bank does not actively solicit short-term deposits of $100,000 or more because of the liquidity risks posed by such deposits. The following table summarizes the maturity of time deposits over $100,000 (in thousands).

Three months or less	$3,950
Over three months through six months	3,036
Over six months through twelve months	2,781

Total	$9,767

Contractual Obligations and Commitments

As of December 31, 2006, we had the following contractual obligations as provided in the table below:

Contractual Obligations

	Payment Due by Period
	Less			After	Total
	Than 1	1 to 3	4 to 5	5	Amounts
	Year	Years	Years	Years	Committed

Minimum annual rental under Non-cancelable operating leases	304	618	424	3,464	$4,810
Remaining contractual maturities of time deposits	10,939	5	12		$10,956

Total Contractual Obligations	11,243	623	436	3,464	$15,766

Additionally, the Bank had certain commitments to extend credit to customers. A summary of commitments to extend credit at December 31, 2006 is provided as follows (in thousands):

Commercial real estate, construction, and Land development secured by land	$18,420
Home Equity Loans	5,073
Standby letters of credit and other	1,055

$24,548

Liquidity

Our liquidity is a measure of our ability to fund loans, withdrawals or maturities of deposits, and other cash outflows in a cost-effective manner. Our principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, maturities of investment securities, and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flow and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. In addition, if warranted, we would be able to borrow funds.

Our total deposits equaled $61,867,000 at December 31, 2006. The growth in funds provided by deposit inflows during this period coupled with the amount of capital raised has been sufficient to provide for our loan demand.

Through the investment portfolio, we have generally sought to obtain a safe, yet slightly higher yield than would have been available to us as a net seller of overnight federal funds, while still maintaining liquidity. Through our investment portfolio, we also attempt to manage our maturity gap by seeking maturities of investments which coincide as closely as possible with maturities of deposits. The investment portfolio also includes securities available for sale to provide liquidity for anticipated loan demand and liquidity needs.

Although we were a net seller of federal funds during 2006, we obtained a $12 million overnight line of credit with First Tennessee Bank and an $8 million overnight line of credit with Atlantic Central Bankers Bank for the purchase of federal funds in the event that temporary liquidity needs arise.

We believe that our current sources of funds provide adequate liquidity for our current cash flow needs.

Interest Rate Sensitivity Analysis

We manage our assets and liabilities with the objectives of evaluating the interest-rate risk included in certain balance sheet accounts; determining the level of risk appropriate given our business focus, operating environment, capital and liquidity requirements; establishing prudent asset concentration guidelines; and managing risk consistent with guidelines approved by our board of directors. We seek to reduce the vulnerability of our operations to changes in interest rates and to manage the ratio of interest-rate sensitive assets to interest-rate sensitive liabilities within specified maturities or re-pricing dates. Our actions in this regard are taken under the guidance of the asset/liability committee of our board of directors, or “ALCO.” ALCO generally reviews our liquidity, cash flow needs, maturities of investments, deposits and borrowings, and current market conditions and interest rates.

One of the monitoring tools used by ALCO is an analysis of the extent to which assets and liabilities are interest rate sensitive and measures our interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or re-price within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising rates, a negative gap may result in the yield on assets increasing at a slower rate than the increase in the cost of interest-bearing liabilities, resulting in a decrease in net interest income. Conversely, during a period of falling interest rates, an institution with a negative gap would experience a re-pricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, may result in its net interest income growing.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at the periods indicated which we anticipate, based upon certain assumptions, will re-price or mature in each of the future time periods presented. Except as noted, the amount of assets and liabilities which re-price or mature during a particular period were determined in accordance with the earlier of the term to re-pricing or the contractual terms of the asset or liability. Because we have no interest bearing liabilities with a maturity greater than five years, we believe that a static gap for the over five year time period reflects an accurate assessment of interest rate risk. Our loan maturity assumptions are based upon actual maturities within the loan portfolio. Equity securities have been included in “Other Assets” as they are not interest rate sensitive. At December 31, 2006, we were within the target gap range established by ALCO.

Cumulative Rate Sensitive Balance Sheet
December 31, 2006

	0-3	0-6	0-1	0-5	5 +	All
	Months	Months	Year	Years	Years	Others	Total
	(In thousands)

Securities, excluding equity securities	—	1,001	5,004	11,591	—	—	11,591
Loans:
Commercial	10,417	11,108	11,230	14,539	139	—	14,678
Real Estate	15,478	15,478	15,706	33,518	4,810	12,459	50,787
Credit Lines	9,096	13,519	13,519	13,519	—	—	13,519
Consumer	299	299	971	1,362	30	262	1,654
Federal Funds Sold	6,986	6,986	6,986	6,986	—	—	6,986
Other Assets	—	—	—	—	—	6,832	6,832

TOTAL ASSETS	42,276	48,391	53,416	81,515	4,979	19,553	106,047

Transaction/Demand Accounts	7,757	7,757	7,757	7,757	—	—	7,757
Money Market	31,037	31,037	31,037	31,037	—	—	31,037
Savings	1,873	1,873	1,873	1,873	—	—	1,873
Time Deposits	4,367	7,703	10,939	10,956	—	—	10,956
Other Liabilities	—	—	—	—	—	11,385	11,343
Equity	—	—	—	—	—	43,039	43,081

TOTAL LIABILITIES AND EQUITY	45,034	48,370	51,606	51,623	—	54,424	106,047

Dollar Gap	(2,758)	21	1,810	29,892	—
Gap/Total Assets	(2.60)%	0.02%	1.70%	28.13%
Target Gap Range	+/−35.00	+/−30.00	+/−25.00	+/−25.00
RSA/RSL	93.88%	100.05%	103.51%	157.91%
(Rate Sensitive Assets to Rate Sensitive Liabilities)

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in our lending and deposit taking activities. Thus, we actively monitor and manage our interest rate risk exposure.

Our profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact our earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. We monitor the impact of changing interest rates on our net interest income using several tools. One measure of our exposure to differential changes in interest rates between assets and liabilities is shown in our “Cumulative Rate Sensitive Balance Sheet” under the “Interest Rate Sensitivity Analysis” caption. As we mature, we will also perform a periodic “shock analysis” to evaluate the effect of interest rates upon our operations and our financial condition.

Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while structuring our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to control interest rate risk.

We continually evaluate interest rate risk management opportunities. During 2006, we believed that available hedging instruments were not cost-effective, and therefore, focused our efforts on increasing our yield-cost spread through retail growth opportunities.

The following table discloses our financial instruments that are sensitive to change in interest rates, categorized by expected maturity at December 31, 2006. Market risk sensitive instruments are generally defined as on- and off- balance sheet financial instruments.

Expected Maturity/Principal Repayment
December 31, 2006

	Avg.
	Int.						There-		Fair
	Rate	2007	2008	2009	2010	2011	After	Total	Value
	(Dollars in thousands)

Interest Rate Sensitive Assets:
Loans	6.77%	24,046	5,099	249	85	3,354	47,805	$80,638	$80,465
Securities available for sale, net of equity securities	4.99%	—	—	—	4,016	564	5,019	$9,599	$9,599
Investment Securities	4.99%	—	$1,993	—	—	—	—	$1,993	$2,002
Fed Funds Sold	5.64%	$6,986	—	—	—	—	—	$6,986	$6,986
Interest Rate Sensitive Liabilities:
Demand Deposits	2.30%	$7,757	—					$7,757	$7,757
Savings Deposits	0.81%	$1,873						$1,873	$1,873
Money Market Deposits	3.89%	$31,037						$31,037	$31,037
Time Deposits	3.44%	$10,939	5		12			$10,956	$10,948

Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. The maturity of certain types of assets and liabilities may fluctuate in advance of changes in market rates, while maturity of other types of assets and liabilities may lag behind changes in market rates. In the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from the maturities assumed in calculating this table.

Capital

A significant measure of the strength of a financial institution is its capital base. Our federal regulators have classified and defined our capital into the following components: (1) Tier 1 Capital, which includes tangible shareholders’ equity for common stock and qualifying preferred stock, and (2) Tier 2 Capital, which includes a portion of the allowance for possible loan losses, certain qualifying long-term debt, and preferred stock which does not qualify for Tier 1 Capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require certain capital as a percent of our assets and certain off-balance sheet items, adjusted for predefined credit risk factors, referred to as “risk-adjusted assets.”

We are required to maintain, at a minimum, Tier 1 Capital as a percentage of risk-adjusted assets of 4.0% and combined Tier 1 and Tier 2 Capital, or “Total Capital,” as a percentage of risk-adjusted assets of 8.0%.

In addition to the risk-based guidelines, our regulators require that an institution which meets the regulator’s highest performance and operation standards maintain a minimum leverage ratio (Tier 1 Capital as a percentage of tangible assets) of 3.0%. For those institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be evaluated through the ongoing regulatory examination process. Due to our limited operating history and the growth of the Bank during 2006, we are currently required to maintain a leverage ratio of 4%.

The following table summarizes our risk-based capital and leverage ratios at December 31, 2006, as well as the applicable minimum ratios:

		Minimum
	December 31,	Regulatory
	2006	Requirements

Risk-Based Capital:
Tier 1 Capital Ratio	52.77%	4.0%
Total Capital Ratio	53.83%	8.0%
Leverage Ratio	55.01%	4.0%

The capital levels detailed above represent the effect of our successful stock subscription combined with a short period of operations. As we employ our capital and continue to grow our operations, we expect that our capital levels will decrease, but that we will remain a “well-capitalized” institution.

Impact of Inflation and Changing Prices

The consolidated financial statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank’s operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Recently Issued Accounting Standards And Other Operational Issues

FASB Interpretation No. 48

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109 “Accounting for Income Taxes.” This interpretation presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of Interpretation No. 48 to have a material impact of our financial statements.

SEC Staff Accounting Bulletin No. 108

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that the Bank quantify misstatements based on their impact on each of its financial statements and related disclosures. SAB 108 was effective as of the end of our 2006 fiscal year, allowing a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB 108. The adoption of SAB 108 did not have an impact on the Bank’s financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See disclosures on market risk in Management’s Discussion and Analysis on pages 43 and 44.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURES

None.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

The by-laws of the Bank provide that the number of directors shall not be less than 5 nor more than 25 and permit the exact number to be determined from time to time by the board of directors. The board of directors has fixed the number of directors constituting the entire board at 18. The names of the directors of the Bank, who will serve as the initial directors of the holding company, and certain information about them are set forth in the following table:

	Business Experience	Director
Name, Position and Age	During Past Five Years	Since

Jack Alter, Director, 79	Mayor of the Borough of Fort Lee	2006
Michael Bello, Director, 43	President of the Michael Bello Insurance Agency	2006
Jay Blau, Director, 61	Consultant to Dynamic Designs, Inc.	2006
Albert F. Buzzetti Chairman of the Board, President & CEO, 67	Chairman, President and CEO of Bank of New Jersey since May 2006. Organizational activities related to the Bank, July 2005 to May 2006.	2006
	Executive Vice President of Interchange Financial Services Corporation, May 2003 to August 2004.
	President and CEO of Bridge View Bancorp, 1989 to May 2003, until the sale of Bridge View Bancorp to Interchange Financial Services Corporation.
Albert L. Buzzetti, Director, 37	Managing Partner of the law firm of A. Buzzetti and Associates, LLC	2006
Stephen Crevani, Director, 64	President of Aniero Concrete	2006
John K. Daily, Director, 48	Executive Vice President of C.A. Shea & Co.	2006
Armand Leone, Jr., MD, JD Vice Chairman, 49	Partner in the law firm of Britcher, Leone and Roth	2006
Anthony M. Lo Conte Director, 49	President and CEO of Anthony L and S, LLC	2006
Carmelo Luppino, Director, 78	General Contractor/Developer	2006
Rosario Luppino, Director, 73	General Contractor/Developer	2006
Howard Mann, Director, 51	President of Carolace Industries	2006
Josephine Mauro, Director, 73	Realtor and owner of Mauro Realty Company	2006
Joel P. Paritz, Director, 63	CPA and President of Paritz & Company, P.A.	2006
Christopher M. Shaari, MD Director, 39	Physician	2006
Anthony Siniscalchi Director, 48	Partner in the firm of A. Uzzo & Co., CPAs, P.C.	2006
Mark Sokolich, Director, 43	Managing Partner of the law firm of Sokolich & Macri	2006
Diane M. Spinner, Director, 52	Executive Vice President and Chief Administrative Officer of Bank of New Jersey since May 2006. Organizational activities related to the Bank, July 2005 to May 2006.	2006
	President and CEO of Rock Community Bank, January 2001 to December 2003.

Director Albert L. Buzzetti is the son of Chairman of the Board, President & CEO, Albert F. Buzzetti. Directors Carmelo Luppino and Rosario Luppino are brothers.

No director of the Bank is also a director of a company having a class of securities registered under Section 12 of the Securities Exchange Act of 1934, or subject to the requirements of Section 15(d) of such act, or any company registered as an investment company under the Investment Company Act of 1940.

Board Meetings

During the period beginning May 10, 2006, our commencement of operations, and ended December 31, 2006, the board of directors held eight meetings. All but two of our directors attended at least 75% of board meetings and meetings of committees of the board on which such directors served. Mr. Alter attended five board meetings and zero of one committee meetings. Mr. Carmelo Luppino attended five board meetings and six of six committee meetings.

We have no formal policy with respect to director attendance at our annual meeting of shareholders. As we commenced operations during 2006, the 2007 annual meeting was our first annual meeting of shareholders. All of our directors were present at the 2007 annual meeting held on April 23, 2007.

Board Committees

The board of directors of the Bank conducts much of its business through committees of the board. During 2006, the board designated an audit committee and a compensation committee, as well as an executive committee, a loan committee, an asset and liability/investment committee and a compliance committee. The full board acted as a nominating committee in 2006.

Audit Committee

The audit committee of the board of directors consisted of Directors Siniscalchi (Chair), Daily, Mauro and Paritz during the fiscal year ended December 31, 2006. Each member of the audit committee would be independent under the requirements of the American Stock Exchange. The board of directors has determined that each of Messrs. Siniscalchi and Paritz qualifies as an “audit committee financial expert,” as defined under SEC rules. The audit committee met twice in 2006.

The designation of the audit committee is required by the by-laws of the Bank and the by-laws set forth requirements for membership, certain provisions regarding meetings of the committee and the duties of the committee. The audit committee has not adopted a formal charter. The primary duties of the audit committee are:

•	making suitable periodic examinations into the affairs of the Bank, or causing such examinations to be made, including whether the Bank is in a sound and solvent condition and whether adequate internal audit controls and procedures are being maintained;

•	recommending to the board such changes in the manner of doing business or conducting the affairs of the Bank as shall be deemed advisable;

•	upon its own recommendation, employing a qualified firm of certified public accountants to make an audit and examination of the affairs of the Bank at least once in each calendar year;

•	reviewing in detail all examinations of Federal and state regulatory authorities;

•	reviewing any changes in accounting policy proposed by management, the internal auditors or the certified public accountants; and

•	making appropriate reports of its activities to the full board of directors.

Audit Committee Report

The audit committee has considered and discussed the audited financial statements of the Bank at and for the period ended December 31, 2006, with management. The audit committee has also discussed with KPMG LLP, the Bank’s independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as currently in effect. Finally, the audit committee has received the written disclosures from KPMG LLP required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” as currently in effect, has considered whether the provision of non-audit services by KPMG LLP to the Bank is compatible with maintaining its independence and has discussed with KPMG LLP its independence.

Based upon its review and the considerations and discussions referenced above, the audit committee recommended to the board of directors that our audited financial statements be included in the Bank’s 2006 Annual Report.

Submitted by the Audit Committee:

Anthony Siniscalchi, Chair
John K. Daily
Josephine Mauro
Joel P. Paritz

March 7, 2007

The foregoing “Audit Committee Report” shall not be deemed to be “soliciting material,” or to be “filed” with the SEC, or incorporated by reference into any filing made by the holding company under the Securities Act of 1933 or the Securities Exchange Act of 1934, notwithstanding any general statement contained in any such filing incorporating this proxy statement by reference, except to the extent report is incorporated by specific reference.

Compensation Committee

During 2006, the compensation committee of the board of directors consisted of Directors Shaari (Chair), Bello, Blau, Leone and Lo Conte and met twice.

Certain provisions regarding the compensation committee, including requirements for membership, certain provisions regarding meetings of the committee and the duties of the committee, are set forth in the by-laws of the Bank. The compensation committee has not adopted a formal charter. The primary duties of the compensation committee are:

•	adopting compensation policy;

•	reviewing and evaluating the compensation of the directors and executive officers, and recommending any modification in any such compensation;

•	approving and monitoring the Bank’s compensation system, including benefits and other elements;

•	requiring regular salary and benefit surveys comparing the Bank with its competitors; and

•	approving all changes in the compensation package of executive officers.

In addition to the specific authorities of the compensation committee set forth in our by-laws, our board of directors has delegated the sole authority to set the compensation of our executive officers to the compensation committee. While the committee may seek input from the chief executive officer with respect to the compensation of other executive officers, the committee may not delegate the authority to set the compensation of executive officers.

Compensation Committee Interlocks and Insider Participation

As noted above, Directors Shaari, Bello, Blau, Leone and Lo Conte served as members of the compensation committee during 2006. No member of the compensation committee has ever served as and officer or employee of the Bank or the holding company. There are no compensation committee interlocks between the Bank or the holding company and any other entity, involving the Bank’s or the holding company’s or such entity’s executive officers or board members. The Bank has made, and expects to continue to make, loans in the future to our directors, including members of our compensation committee, and to their family members and to firms, corporations, and other entities in which they and their family members maintain interests. You should refer to “Certain Transactions with Related Persons” on page 55 for additional information.

Nomination Process

The Bank commenced operations in May 2006 and its current board of directors is comprised of the organizers of the Bank. For this reason, the board has not yet had a need to identify or evaluate new director candidates or to designate a nominating committee to consider new director nominees. Until the board does designate such a committee, the entire board of directors will participate in the consideration of director nominees.

The board of directors will consider director candidates recommended by shareholders. Any shareholder who wishes to recommend a director candidate for consideration may send notice to 204 Main Street, Fort Lee, New Jersey 07024, Attention: Albert F. Buzzetti, Chairman of the Board. The notice should contain: (1) the name of the shareholder making the recommendation; (2) the names of all other shareholders who, directly or indirectly, are acting in concert with or have an understanding with the recommending shareholder; (3) the number of shares which the recommending shareholder reasonably anticipates may be voted in favor of the election of the recommended director candidate; and (4) the name, address and business background of any recommended director candidate. The board shall give director candidates recommended by shareholders the same consideration as director candidates recommended by other sources.

Other Committees

In addition to its audit and compensation committees, the Bank has designated an executive committee, a loan committee, an asset and liability/investment committee and a compliance committee, and may designate other committees in the future. The primary function of the executive committee is to fulfill the duties and responsibilities of the board of directors between meetings of the full board. The primary duties of the loan committee are to recommend loan policy to the board and to review and act upon matters related to the Bank’s lending activities. The primary duties of the asset and liability/investment committee are to recommend investment policy to the board and to review and act upon matters related to the Bank’s investment activities. The primary duty of the compliance committee is oversight of our compliance with applicable laws and regulations, including the Bank Secrecy Act and the Community Reinvestment Act.

Independence

Because the Bank’s common stock is not listed on a national securities exchange or in an inter-dealer quotation system, certain listing standards regarding independence of directors do not apply to the Bank. We have determined the independence of the members of our board and committees, however, by reference to the listing standards of the American Stock Exchange. Under the independence standards of the American Stock Exchange, Jack Alter, Michael Bello, Jay Blau, Stephen Crevani, John K. Daily, Armand Leone, Jr., Anthony M. Lo Conte, Carmelo Luppino, Rosario Luppino, Howard Mann, Josephine Mauro, Joel P. Paritz, Christopher M. Shaari, Anthony Siniscalchi and Mark Sokolich were determined to be independent, and all of the members of our audit and compensation committees were determined to be independent. During 2006, the entire board of directors functioned as the Bank’s nominating committee. The members of the board who were determined to be not independent were Albert F. Buzzetti, Albert L. Buzzetti and Diane M. Spinner.

Shareholder Communications

Any shareholder who desires to send communications to our board of directors or to individual directors may do so by directing his or her communication to the following address: 204 Main Street, Fort Lee, New Jersey 07024, Attention: Albert F. Buzzetti, Chairman of the Board. All shareholder communications, other than any communications we believe may pose a security risk, will be sent directly to board members.

Executive Officers

The following table sets forth the name and age of each current executive officer of the Bank. Select biographical information concerning these individuals appears below the table. The executive officers are appointed to their respective offices annually.

Name	Age	Position

Albert F. Buzzetti	67	President and Chief Executive Officer
Leo J. Faresich	63	Executive Vice President and Chief Lending Officer
Michael Lesler	36	Executive Vice President and Chief Financial Officer
Diane M. Spinner	52	Executive Vice President and Chief Administrative Officer

See the table on page 46 for a description of the business background of Mr. Buzzetti and Ms. Spinner.

Leo J. Faresich has served as Executive Vice President and Chief Lending Officer of the Bank since May 2006. Beginning in 1999, Mr. Faresich was employed by Greater Community Bancorp, Totowa, New Jersey, and served as its Executive Vice President and Chief Lending Officer from 2003 to September 2005, at which time he was engaged in connection with the organizational activities of the Bank.

Michael Lesler has served as Executive Vice President and Chief Financial Officer of the Bank since May 2006. Beginning in 1997, Mr. Lesler was employed by Bridge View Bancorp and served as Senior Vice President and Chief Financial Officer of Bridge View Bancorp from 2000 until it was acquired by Interchange Financial Services Corporation in May 2003. He served as Senior Vice President of Interchange Capital Corp., a subsidiary of Interchange Financial Services Corporation from May 2003 until August 2005, at which time he was engaged in connection with the organizational activities of the Bank.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 21, 2007, certain information concerning the ownership of shares of Bank common stock by (i) each person who is known by us to own beneficially more than five percent (5%) of the issued and outstanding shares, (ii) each director of the Bank, (iii) each named executive officer identified below in the section captioned “Executive Compensation,” and (iv) all directors and executive officers as a group.

	Number of Shares	Percentage of
Name	Beneficially Owned+	Ownership++

Jack Alter(1)	16,500	*
Michael Bello(2)	33,000	1.36%
Jay Blau(3)	33,000	1.36%
Albert F. Buzzetti(4)	38,500	1.59%
Albert L. Buzzetti(5)	20,460	*
Stephen Crevani(6)	66,000	2.72%
John K. Daily(7)	18,942	*
Armand Leone, Jr., MD, JD(8)	49,500	2.04%
Anthony M. Lo Conte(9)	33,000	1.36%
Carmelo Luppino(10)	66,000	2.72%
Rosario Luppino(11)	69,960	2.89%
Howard Mann(12)	21,130	*
Josephine Mauro(13)	33,000	1.36%
Joel P. Paritz(14)	9,900	*
Christopher M. Shaari, MD(15)	26,400	1.09%
Anthony Siniscalchi(16)	18,480	*
Mark Sokolich(17)	16,500	*
Diane M. Spinner(18)	22,000	*
Michael Lesler(19)	8,165	*
Leo J. Faresich(20)	12,100	*
All directors and executive officers as a group (20 persons)	612,537	24.28%

+	Any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: voting power, which includes the power to vote, or to direct the voting of, our common stock; and/or, investment power, which includes the power to dispose, or to direct the disposition of, our common stock, is determined to be a beneficial owner of the common stock. All shares are subject to the named person’s sole voting and investment power unless otherwise indicated.

++	Shares beneficially owned include warrants and options to purchase shares which are currently exercisable or which will be exercisable within 60 days of May 21, 2007. Percentage calculations presume that the identified individual or group exercise all of his, her or their respective warrants and options and that no other holders of warrants or options exercise their warrants or options.

*	Less than one percent.

(1)	Includes warrants to purchase 2,750 shares.

(2)	Includes warrants to purchase 5,500 shares.

(3)	Includes warrants to purchase 5,500 shares.

(4)	Includes warrants to purchase 5,500 shares.

(5)	Includes 550 shares owned by child and warrants to purchase 3,410 shares.

(6)	Includes 27,500 shares owned by Mr. Crevani’s wife and warrants to purchase 11,000 shares.

(7)	Includes 2,035 shares owned by Mr. Daily’s wife and children and warrants to purchase 3,157 shares.

(8)	Includes 13,750 shares owned as custodian for Dr. Leone’s children and warrants to purchase 8,250.

(9)	Includes warrants to purchase 5,500 shares.

(10)	Includes 27,500 shares owned by Mr. Carmelo Luppino’s wife and warrants to purchase 11,000 shares.

(11)	Includes 27,500 shares owned by Mr. Rosario Luppino’s wife, family trust and a company he controls and warrants to purchase 11,660 shares.

(12)	Includes 12,375 shares owned by a family partnership which Mr. Mann controls and 1,275 shares owned by Mr. Mann’s son, as well as warrants to purchase 3,355 shares.

(13)	Includes warrants to purchase 5,500 shares.

(14)	Includes warrants to purchase 1,650 shares.

(15)	Includes 22,000 shares owned by a partnership controlled by Dr. Shaari and warrants to purchase 4,400 shares.

(16)	Includes 4,400 shares held in custodial accounts controlled by Mr. Siniscalchi and warrants to purchase 3,080 shares.

(17)	Includes warrants to purchase 2,750 shares.

(18)	Includes warrants to purchase 2,750 shares.

(19)	Includes warrants to purchase 330 shares and options to purchase 5,500 shares.

(20)	Includes warrants to purchase 1,100 shares and options to purchase 5,500 shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Bank’s principal executive officer is Albert F. Buzzetti, President and Chief Executive Officer, and its principal financial officer is Michael Lesler, Executive Vice President and Chief Financial Officer. Messrs. Buzzetti and Lesler, together with Leo J. Faresich, Executive Vice President and Chief Lending Officer, and Diane M. Spinner, Executive Vice President and Chief Administrative Officer, are sometimes referred to as the “named executive officers.” No executive officer other than the named executive officers received total compensation in excess of $100,000 during 2006.

We commenced operations in 2006 and the primary objective of our compensation programs has been to attract well qualified individuals to form a management team with the skills to implement our business plan and with the dedication to see us through our initial start-up period. With this objective in mind, we believed it was necessary to offer each of our named executive officers a competitive salary, a change in control agreement, option awards and benefits typical of an organization like the Bank, which are offered to our employees, generally, such as medical insurance, group term life insurance and a 401(k) plan, as well as an automobile allowance. Total compensation involves certain subjective judgments and is not based solely upon any specific objective criteria or weighting.

The base salaries of our named executive officers were set by our compensation committee after an analysis, which included a review of compensation surveys by the Community Bankers Association and the American Bankers Association, as well as the experience and knowledge of our directors with respect to the local and regional market. We identified banks of similar size within our region as peer businesses. We believe the base salary levels for our named executive officers are competitively set relative to peer businesses. Without an operating history, we could not evaluate performance in setting 2006 base salaries. We anticipate that financial performance, however, will be a significant factor in any future adjustments to base salary, as well as in establishing any future incentive plans. We also expect that individual experience and performance will be evaluated.

Options awards are intended to encourage our named executive officers and other key employees to remain employed by the Bank by providing them with a long term interest in our overall performance, as reflected by the performance of our common stock. In 2006, option awards were made primarily to attract talented management to, and to remain with, the Bank. Accordingly, awards were made shortly after our 2006 Stock Option Plan was approved by our shareholders in October 2006. We anticipate that any future option awards will take into account all prior option awards, as well as the levels of other forms of compensation and the performance of the named executive officers.

The benefits we offer to our named executive officers are the same benefits we offer to our employees. We believe our level of benefits is consistent other businesses with whom we compete for talented employees, and necessary for us to be able to attract and retain qualified executive officers and other employees.

The compensation of our named executive officers is set by the compensation committee of our board of directors. Our chief executive officer makes recommendations to the compensation committee with respect the compensation of the other named executive officers.

Executive Compensation

The following tables set forth certain information regarding the compensation of our named executive officers.

Summary Compensation Table

		Salary	Option	All Other
Name and Principal Position	Year(1)	($)	Awards ($)(2)	Compensation ($)(3)	Total ($)

Albert F. Buzzetti, President & CEO	2006	114,423	13,850	7,200	135,473
Michael Lesler, Exec. VP & CFO	2006	81,730	13,850	7,200	102,780
Leo J. Faresich, Exec. VP & CLO	2006	101,346	13,850	7,200	122,396
Diane M. Spinner, Exec. VP & CAO	2006	81,730	13,850	7,200	102,780

(1)	Compensation for 2006 includes all compensation for the period beginning on May 10, 2006, when the Bank opened for business, and ended on December 31, 2006.

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the 2006 grants: dividend yield of 0.00%; expected volatility of 16.00%; risk-free interest rate of 4.77%; and expected life of 2 years. The amount indicated represents 2006 expense. The effects of applying these assumptions in determining net income may not be representative of the effects on net income in future years.

(3)	Consists of payments made to the named executive officers as an automobile allowance.

Grants of Plan-Based Awards

					All Other
					Option
		Estimated Future Payouts			Awards:	Exercise or	Grant Date
		Under Equity			Number of	Base Price of	Fair Value of
		Incentive Plan Awards			Securities	Option	Stock and
		Threshold	Target	Maximum	Underlying	Awards	Option
Name	Grant Date	(#)	(#)	(#)	Options (#)	($/Sh)	Awards

Albert F. Buzzetti	11/01/2006	—	—	—	11,000	$18.18	$27,700
Michael Lesler	11/01/2006	—	—	—	11,000	$18.18	$27,700
Leo J. Faresich	11/01/2006	—	—	—	11,000	$18.18	$27,700
Diane M. Spinner	11/01/2006	—	—	—	11,000	$18.18	$27,700

In order to align the personal financial interests of our named executive officers with those of the Bank, each named executive officer received an option award to purchase 11,000 shares of our common stock at an exercise price of $18.18 per share, as adjusted following our ten percent (10%) stock distribution in January 2007. The referenced option awards were immediately exercisable with respect to fifty percent (50%) of the shares underlying the options and will become exercisable with respect to the remaining fifty percent (50%) of the shares underlying the options on the first anniversary of the grant date, or November 1, 2007, provided that each award recipient continues to be employed. The option awards are not subject to the achievement of any performance conditions or targets.

Outstanding Equity Awards At Fiscal Year-End

	Option Awards
			Equity Incentive
			Plan Awards:
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying
	Unexercised	Unexercised	Unexercised
	Options (#)	Options (#)	Unearned	Option Exercise	Option Expiration
Name	Exercisable	Unexercisable	Options (#)	Price ($)	Date

Albert F. Buzzetti	5,500	5,500	—	$18.18	11/01/2016
Michael Lesler	5,500	5,500	—	$18.18	11/01/2016
Leo J. Faresich	5,500	5,500	—	$18.18	11/01/2016
Diane M. Spinner	5,500	5,500	—	$18.18	11/01/2016

Change In Control Agreements

We have entered into change in control agreements with each of our named executive officers and each such agreement is on substantially similar terms. Under the terms of the agreements, a named executive officer may receive a change in control payment in the event that he or she terminates his or her employment within 90 days following a change in control. As used in the agreement, a “change in control” means:

•	Any person acquiring securities representing more than 50% of the voting power of the securities of the Bank or the holding company;

•	Any sale of all or substantially all of the assets of the Bank or the holding company to a third party;

•	Any reorganization, merger, consolidation or similar transaction, unless the shareholders immediately prior to any such transaction hold securities representing a majority of the voting power of the entity surviving the transaction and the directors immediately prior to the transaction represent a majority of the directors of the entity surviving the transaction; and

•	Another other event designated a “change in control” by our board of directors.

The change in control payment which any named executive officer would be entitled to receive under his or her agreement would be a lump sum equal to 2.9 times the highest annual base salary he or she received in the year of termination and the two years immediately preceding. Based on current salaries, the estimated change in control payments which Mr. Buzzetti, Mr. Lesler, Mr. Faresich and Ms. Spinner would be entitled to receive would be $331,827, $237,017, $293,903 and $237,017, respectively.

Any change in control payment would be made within 30 days following the recipient’s date of termination.

Director Compensation

Except for directors who are also officers of the Bank and received compensation as such, our board of directors did not receive any compensation for services, including services as members of any committees of the board or for attendance at meetings of the board or any committees of the board during 2006. We do not anticipate providing any cash compensation to members of our board of directors or committees unless and until we achieve a sustained level of profitability. We may consider other forms of director compensation in 2007, however, including awards under the 2007 Director Option Plan, if the Director Option Plan is approved by shareholders.

CERTAIN TRANSACTIONS WITH RELATED PERSONS

The Bank has made, and expects to continue to make, loans in the future to our directors and executive officers and their family members, and to firms, corporations, and other entities in which they and their family members maintain interests. All such loans require the prior approval of our board of directors. None of such loans are, as of the date of this proxy statement, or were at December 31, 2006, nonaccrual, past due, restructured or potential problems, and all of such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank and did not involve more than the normal risk of collectibility or present other unfavorable features.

Except for our policies and procedures related to the approval of loans, we have not yet adopted any formal policies and procedures for the review, approval, or ratification of any transaction with related persons.

By Order of the Board of Directors,

CONNIE CALTABELLATTA
Secretary

INDEX OF EXHIBITS

Exhibit A — 2007 Non-Qualified Stock Option Plan for Directors

Exhibit B — Plan of Acquisition

Exhibit C — Certification of Incorporation of Bancorp of New Jersey, Inc.

Exhibit D — Sections 360 through 369 of Banking Act (“Dissenters’ Rights”)

EXHIBIT A

BANK OF NEW JERSEY
2007 NON-QUALIFIED STOCK OPTION PLAN
FOR DIRECTORS

Section 1.  Purpose; Definitions.  The purposes of the Bank of New Jersey 2007 Non-Qualified Stock Option Plan for Directors (the “Plan”) are to enable the Bank of New Jersey (the “Company”) and its affiliated companies to attract and retain Non-Employee Directors, and to provide incentive compensation to Non-Employee Directors based upon the Company’s performance. All options granted hereunder are intended to be non-qualified stock options.

For purposes of the Plan, the following terms will have the meanings defined below, unless the context clearly requires a different meaning:

(a) “Affiliate” means any Person that directly or indirectly controls, or is controlled by, or is under common control with the Company (or its successors).

(b) “Award Agreement” means, with respect to any particular Option, the written document that sets forth the terms of that particular Option.

(c) “Board” means the Board of Directors of the Company.

(d) “Change in Control” means the occurrence of any of the following, in one transaction or a series of related transactions: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becoming a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the voting power of the Company’s then outstanding securities; (ii) a consolidation, share exchange, reorganization or merger of the Company resulting in the stockholders of the Company immediately prior to such event not owning at least a majority of the voting power of the resulting entity’s securities outstanding immediately following such event; (iii) the sale or other disposition of all or substantially all the assets of the Company, (iv) a liquidation or dissolution of the Company, or (v) any similar event deemed by the Board to constitute a Change in Control for purposes of this Plan.

(e) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(f) “Disability” means a condition rendering a Participant Disabled.

(g) “Disabled” will have the same meaning as set forth in Section 22(e)(3) of the Code.

(h) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(i) “Fair Market Value” means, as of any date: (i) if the Shares are not then publicly traded, the value of such Shares on that date, as determined by the Board in its sole and absolute discretion; or (ii) if the Shares are publicly traded, the closing price for a Share on the principal national securities exchange on which the Shares are listed or admitted to trading or, if the Shares are not listed or admitted to trading on any national securities exchange, but are traded in the over-the-counter market, the closing sale price of a Share or, if no sale is publicly reported, the average of the closing bid and asked quotations for a Share, as reported by The Nasdaq Stock Market, Inc. (“NASDAQ”) or any comparable system or, if the Common Stock is not listed on NASDAQ or a comparable system, the closing sale price of a Share or, if no sale is publicly reported, the average of the closing bid and asked prices, as furnished by two members of the National Association of Securities Dealers, Inc. who make a market in the Shares selected from time to time by the Company for that purpose.

(j) “Non-Employee Director” will have the meaning set forth in Rule 16b-3(b)(3)(i) promulgated by the Securities and Exchange Commission under the Exchange Act, or any successor definition adopted by the Securities and Exchange Commission.

(k) “Option” means any non-qualified stock option to purchase Shares granted pursuant to Section 5 hereof.

(l) “Participant” means a Non-Employee Director of the Company or any of its respective Affiliates to whom an Option is granted.

(m) “Person” means an individual, partnership, corporation, limited liability company, trust, joint venture, unincorporated association, or other entity or association.

(n) “Shares” means shares of the Company’s common stock, par value $10.00, subject to substitution or adjustment as provided in Section 3(c) hereof.

Section 2.  Administration.  The Plan will be administered by the Board.

The Board will have full authority to grant Options under this Plan and determine the terms of such Options. Such authority will include the right to:

(a) determine the number of Shares, if any, to be covered by each Option;

(b) establish the other terms and conditions of each Option issued under the Plan (and any Award Agreement);

(c) adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it, from time to time, deems advisable;

(d) interpret the terms and provisions of the Plan and any Option issued under the Plan (and any Award Agreement); and

(e) correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award Agreement in the manner and to the extent it deems necessary to carry out the intent of the Plan.

All decisions made by the Board pursuant to the provisions of the Plan will be final and binding on all persons, including the Company and Participants. No member of the Board will be liable for any good faith determination, act or omission in connection with the Plan or any Award.

Section 3.  Shares Subject to the Plan.

(a) Shares Subject to the Plan.  The Shares to be subject to or related to Options under the Plan will be authorized and unissued Shares of the Company. The maximum number of Shares that may be subject to Options under the Plan is 240,000. The Company will reserve for the purposes of the Plan, out of its authorized and unissued Shares, such number of Shares.

(b) Effect of the Expiration or Termination of Options.  If and to the extent that an Option expires, terminates or is canceled or forfeited for any reason without having been exercised in full, the Shares associated with that Option will again become available for grant under the Plan. In addition, if any Share is tendered or the delivery of any Share is withheld in settlement of a tax withholding obligation associated with an Option or in satisfaction of the exercise price payable upon exercise of an Option, that Share will again become available for grant under the Plan.

(c) Other Adjustment.  In the event of any recapitalization, reorganization, merger, consolidation, stock split or combination, stock dividend or other similar event or transaction affecting the Shares, the Board will make such equitable substitutions or adjustments as it deems appropriate in its sole and absolute discretion; (i) to the aggregate number, class and/or issuer of securities reserved for issuance under the Plan; (ii) to the number, class and/or issuer of securities subject to outstanding Options; and (iii) to the exercise price of outstanding Options, which shall be conclusive and binding for all purposes of the Plan.

(d) Change in Control.  Notwithstanding anything to the contrary set forth in the Plan, upon or in anticipation of any Change in Control, the Board may, in its sole and absolute discretion and without the need for the consent of any Participant, take one or more of the following actions contingent upon the occurrence of that Change in Control:

(i) cause any or all outstanding Options to become vested and/or immediately exercisable, in whole or in part;

(ii) cancel any Option in exchange for a substitute option in a manner consistent with the requirements of Treas. Reg. §1.424-1(a) (notwithstanding the fact that the original Option may never have been intended to satisfy the requirements for treatment as an Incentive Stock Option);

(iii) cause any outstanding Option to become fully vested and immediately exercisable for a reasonable period in advance of the Change in Control and, to the extent not exercised prior to that Change in Control, cancel that Option upon closing of the Change in Control; or

(iv) cancel any Option in exchange for cash and/or other substitute consideration with a value equal to (A) the number of Shares subject to that Option, multiplied by (B) the difference, if any, between the Fair Market Value per Share on the date of the Change in Control and the exercise price of that Option; provided, that if the Fair Market Value per Share on the date of the Change in Control does not exceed the exercise price of any such Option, the Board may cancel that Option without any payment of consideration therefore.

In the discretion of the Board, any cash or substitute consideration payable upon cancellation or redemption of an Option may be subjected to vesting terms substantially identical to those that applied to the cancelled or redeemed Option prior to the Change in Control.

Section 4.  Eligibility.  Only Non-Employee Directors of the Company or its Affiliates are eligible to be granted Options under the Plan.

Section 5.  Options.  Only non-qualified stock options shall be granted under the Plan. The Award Agreement evidencing any Option will incorporate the following terms and conditions and will contain such additional terms and conditions as the Board deems appropriate in its sole and absolute discretion:

(a) Option Price.  The exercise price per Share purchasable under an Option will be determined by the Board in its sole and absolute discretion and will not be less than 100% of the Fair Market Value of a Share on the date of the grant.

(b) Option Term.  The term of each Option will be fixed by the Board. No Option may be exercised by any person after expiration of the term of the Option.

(c) Exercisability.  Options will vest and be exercisable at such time or times and subject to such terms and conditions as determined by the Board.

(d) Method of Exercise.  Subject to the terms of the applicable Award Agreement, the exercisability provisions of Section 5(c) and the cessation of employment provisions of Section 6, Options may be exercised in whole or in part from time to time during their term by the delivery of written notice of exercise by the Participant to the Company specifying the number of Shares to be purchased. Such notice will be accompanied by payment in full of the purchase price, either by certified or bank check or such other means as the Board may accept. As determined by the Board in its sole discretion on or after the date of grant, payment in full or in part of the exercise price of an Option may be made in the form of previously acquired Shares based on the Fair Market Value of the Shares on the date the Option is exercised.

No Shares will be issued upon exercise of an Option until full payment therefor has been made. A Participant will not have the right to distributions or dividends or any other rights of a stockholder with respect to Shares subject to the Option until the Participant has given written notice of exercise, has paid in full for such Shares, if requested, has given the representation described in Section 8(a) hereof and fulfills such other conditions as may be set forth in the applicable Award Agreement.

(e) Cessation of Service.  Unless otherwise specified in the applicable Award Agreement, Options will be subject to the terms of Section 6 with respect to exercise upon or following cessation of service as a Non-Employee Director.

(f) Transferability of Options.  Except as may otherwise be specifically determined by the Board with respect to a particular Option: (i) no Option will be transferable by the Participant other than by will or by the laws of descent and distribution, and (ii) during the Participant’s lifetime, an Option will be exercisable only by the Participant (or, in the event of the Participant’s Disability, by his or her personal representative).

Section 6.  Cessation of Service.  Unless otherwise specified with respect to a particular Option in the applicable Award Agreement, Options granted hereunder will remain exercisable after cessation of service only to the extent specified in this Section 6.

(a) Cessation of by Reason of Death.  If a Participant’s service as a Non-Employee Director of the Company or any Affiliate ceases by reason of death, any Option held by such Participant may thereafter be exercised, to the extent then exercisable or on such accelerated basis as the Board may determine at or after grant, by the legal representative of the estate or by the legatee of the Participant under the will of the Participant, for a period expiring (i) at such time as may be specified by the Board at or after the time of grant, or (ii) if not specified by the Board, then 12 months from the date of death, or (iii) if sooner than the applicable period specified under (i) or (ii) above, upon the expiration of the stated term of such Option.

(b) Cessation by Reason of Disability.  If a Participant’s service as a Non-Employee Director of the Company or any Affiliate terminates by reason of Disability, any Option held by such Participant may thereafter be exercised by the Participant or his personal representative, to the extent it was exercisable at the time of termination, or on such accelerated basis as the Board may determine at or after the time of grant, for a period expiring (i) at such time as may be specified by the Board at or after grant, or (ii) if not specified by the Board, then 12 months from the date of termination of service, or (iii) if sooner than the applicable period specified under (i) or (ii) above, then upon the expiration of the stated term of such Option.

(c) Other Cessations.  If a Participant’s service as a Non-Employee Director of the Company or any Affiliate ceases for any reason other than death or Disability, any Option held by such Participant may thereafter be exercised by the Participant, to the extent it was exercisable at the time of such termination, or on such accelerated basis as the Board may determine at or after grant, for a period expiring (i) at such time as may be specified by the Board at or after the time of grant, or (ii) if not specified by the Board, then 90 days from the date of cessation of service as a Non-Employee Director (irrespective of the manner or timing of the cessation and without regards to whether there has been reasonable notice of cessation), or (iii) if sooner than the applicable period specified under (i) or (ii) above, upon the expiration of the stated term of such Option.

Section 7.  Amendments and Termination.  The Board may amend, alter or discontinue the Plan at any time, provided that no amendment, alteration or discontinuation will be made which, without the approval of such amendment within twelve (12) months of its adoption by the Board, by the Company’s stockholders, would: (i) increase the total number of Shares reserved for the purposes of the Plan (except as otherwise provided in Section 3), or (ii) change the persons or class of persons eligible to receive Options.

Section 8.  General Provisions.

(a) The Board may require each Participant to represent to and agree with the Company in writing that the Participant is acquiring securities of the Company for investment purposes and without a view to distribution thereof and as to such other matters as the Board believes are appropriate. The Award Agreement evidencing any Option and securities issued pursuant thereto may include any legend which the Board deems appropriate to reflect any restrictions on transfer and compliance with applicable securities laws.

(b) All certificates for Shares or other securities delivered under the Plan will be subject to such share-transfer orders and other restrictions as the Board may deem advisable under the rules, regulations and other requirements of any stock exchange upon which the Shares are then listed, and any applicable securities laws, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(c) No later than the date as of which an amount first becomes includible in the gross income of the Participant for federal income tax purposes with respect to any Option under the Plan, the Participant will pay to the Company, or make arrangements satisfactory to the Board regarding the payment of taxes of any kind required by law to be withheld with respect to such amount. The obligations of the Company under the Plan will be conditioned on such payment or arrangements and the Company will have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant. Unless otherwise determined by the Board, the minimum required withholding obligation with respect to an Option may be settled in Shares, including the Shares that are subject to that Option.

Section 9.  Effective Date of Plan.  The Plan will become effective on the date that it is approved by the affirmative vote of two-thirds of all outstanding Shares of the Company.

Section 10.  Term of Plan.  No Option may be awarded under the Plan at any time after the date that is ten years after the Effective Date; provided, however, that the Plan shall not be deemed to have terminated until all Options have either expired, been exercised or have otherwise terminated.

Section 11.  Invalid Provisions.  In the event that any provision of this Plan is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability will not be construed as rendering any other provisions contained herein as invalid or unenforceable, and all such other provisions will be given full force and effect to the same extent as though the invalid or unenforceable provision was not contained herein.

Section 12.  Governing Law.  The Plan and all Options granted hereunder will be governed by and construed in accordance with the laws of the State of New Jersey, without regard to the application of the principles of conflicts of laws.

Section 13.  Board Action.  Notwithstanding anything to the contrary set forth in the Plan, any and all actions of the Board, taken under or in connection with the Plan and any agreements, instruments, documents, certificates or other writings entered into, executed, granted, issued and/or delivered pursuant to the terms hereof, will be subject to and limited by any and all votes, consents, approvals, waivers or other actions of all or certain stockholders of the Company or other persons required by:

(a) the Company’s Certificate of Incorporation (as the same may be amended and/or restated from time to time);

(b) the Company’s Bylaws (as the same may be amended and/or restated from time to time); and

(c) any other agreement, instrument, document or writing now or hereafter existing, between or among the Company and its stockholders or other persons (as the same may be amended from time to time).

Section 14.  Notices.  Any notice to be given to the Company pursuant to the provisions of the Plan shall be given by registered or certified mail, postage prepaid, and addressed, if to the Company to its principal executive office to the attention of its Chief Financial Officer (or such other person as the Company may designate in writing from time to time), and, if to a Participant, to the address contained in the Company’s personnel records, or to such other address as that Participant may hereafter designate in writing to the Company. Any such notice shall be deemed given or delivered three days after the date of mailing.

EXHIBIT B

PLAN OF ACQUISITION
OF ALL THE OUTSTANDING STOCK
OF THE BANK OF NEW JERSEY
BY
BANCORP OF NEW JERSEY, INC.

THIS PLAN OF ACQUISITION (the “Plan”) is entered into as of this 23rd day of April, 2007, by the BANK OF NEW JERSEY, a commercial bank organized under the laws of the State of New Jersey, with its principal office at 204 Main Street, Fort Lee, New Jersey 07024 (the “Bank”) and BANCORP OF NEW JERSEY, INC., a corporation organized under the laws of the state of New Jersey, with its principal office at 204 Main Street, Fort Lee, New Jersey 07024 (“Corp”).

WHEREAS, the Bank is desirous of forming a bank holding company because it believes that the holding company will provide it with future flexibility in undertaking the Bank’s current activities and future new activities and assist the Bank in remaining an independent institution, if the Board determines that remaining independent is in the best interests of the Bank and its stockholders; and

WHEREAS, the Bank’s Board of Directors has determined that the formation of a holding company is in the best interest of the Bank’s stockholders; and

WHEREAS, Corp was formed under the New Jersey Business Corporation Act on behalf of the Bank at the direction of the Bank’s Board of Directors; and

WHEREAS, N.J.S.A. 17:9A-355 et seq. authorizes a New Jersey corporation and a state-chartered bank to enter into a plan of acquisition to exchange shares in the bank for shares in the holding company, to submit the plan to the New Jersey Department of Banking for approval and implement the plan if it is approved by the bank’s stockholders, subject to the right of the bank’s stockholders to dissent and receive the fair value of their shares; and

WHEREAS, the Boards of Directors of the Bank and Corp have adopted this Plan pursuant to the provisions of N.J.S.A. 17:9A-357.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1.  PLAN OF ACQUISITION REQUIRED BY SECTION 17:9A-357

1.1.  Name of Acquiring Corporation.  The name and the address of the acquiring corporation is: Bancorp of New Jersey, Inc., 204 Main Street, Fort Lee, New Jersey 07024.

1.2.  Name of Participating Bank.  The name and address of the participating bank is: the Bank of New Jersey, 204 Main Street, Fort Lee, New Jersey 07024.

1.3.  Names and Address of Directors.  The names and addresses of the members of the Board of Directors of Corp are:

Name	Address

Jack Alter	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Michael Bello	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Jay Blau	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Albert F. Buzzetti	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024

Name	Address

Albert L. Buzzetti	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Stephen Crevani	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
John K. Daily	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Armand Leone, Jr., MD, JD	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Anthony M. LoConte	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Carmelo Luppino	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Rosario Luppino	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Howard Mann	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Josephine Mauro	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Joel P. Paritz	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Christopher M. Shaari, MD	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Anthony Siniscalchi	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Mark Sokolich	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024
Diane M. Spinner	c/o Bancorp of New Jersey, Inc. 204 Main Street Fort Lee, New Jersey 07024

1.4.  Shares of Other Banks Owned by Corp.  Corp does not own any shares of capital stock of any other bank.

1.5.  Terms and Conditions of Acquisition.  The terms and conditions of the acquisition are the terms set forth in Sections 2, 3, 5, and 6 hereof.

1.6.  Effective Date.  The effective date shall be the date determined under Section 7 hereof.

1.7.  Other Provisions.  There are no other provisions of the Plan except as set forth herein.

Section 2.  CAPITALIZATION; TERMS OF ACQUISITION

2.1.  Capitalization of Corp.  Corp is authorized to issue 20,000,000 shares of capital stock without nominal or par value (“Common Stock”). Corp shall not issue any of its shares of Common Stock prior to the Effective Date.

2.2.  Capitalization of the Bank.  The Bank is authorized to issue 5,000,000 shares of common stock, par value $10.00 per share (the “Bank Common Stock”). As of November 16, 2006, 2,181,679 shares were issued and outstanding.

2.3.  Terms of Exchange.  Upon the Effective Date, each share of the Bank Common stock shall be converted into a share of Common Stock (the “Exchange Ratio”), subject to the rights of dissenting stockholders as provided in Section 4 hereof, and, to the extent applicable, each option and warrant to purchase shares of Bank Common Stock shall be converted into an option or warrant to purchase shares of Common Stock at the Exchange Ratio. In addition, the Corp shall assume all of the Bank’s obligations under any outstanding stock option, stock warrant or benefit plan.

Section 3.  MODE OF CARRYING INTO EFFECT THE PLAN OF EXCHANGE

3.1.  Exchange Effective Immediately.  Upon the Effective Date, each certificate representing shares of the Bank Common Stock shall by virtue of the Plan, and without any action on the part of the holder thereof, be deemed to represent shares of Common Stock, and shall no longer represent the Bank Common Stock. As set forth in Section 4 hereof, after the Effective Date any dissenting stockholder who complies with the requirements of N.J.S.A. 17:9A-360 et seq.  shall have only the rights accorded dissenting stockholders and such stockholder certificates shall not be deemed to represent shares of Common Stock or the Bank Common Stock.

3.2.  Issuance of Shares of Bank to Corp.  Upon the Effective Date, the Bank shall issue to Corp one share of Bank Common Stock for each share of Bank Common Stock outstanding immediately prior to the Effective Date.

3.3.  Means of Effecting Exchange of Certificates of Bank Stock for Certificates in Corp.  Upon or immediately after the Effective Date, the Bank shall notify each Bank stockholder of record on the Effective Date (except a holder who is a dissenting stockholder as provided in Section 4 hereof) of the procedure by which certificates representing the Bank Common Stock may be exchanged for certificates of Common Stock. American Stock Transfer & Trust Company shall act as exchange agent in effecting the exchange of certificates. After receipt of such notification, each holder shall be obligated to surrender the certificates representing the Bank Common Stock for exchange into certificates of Common Stock as promptly as possible.

Section 4.  DISSENTING SHAREHOLDER

4.1.  Any stockholder of the Bank who desires to dissent from the transactions contemplated by the Plan shall have the right to dissent by complying with all of the requirements set forth in N.J.S.A. 17:9A-360 et seq., and, if the transactions contemplated by the Plan are consummated, shall be entitled to be paid the fair value of his shares in accordance with those provisions.

Section 5.  CONDITIONS FOR CONSUMMATION OF THE PLAN AND RIGHT OF THE BANK TO TERMINATE THE PLAN PRIOR TO CONSUMMATION

5.1.  Conditions for Consummation.  Consummation of the Plan is conditioned upon the following:

(a) Approval of the Plan by the Commissioner of Banking and Insurance of the State of New Jersey;

(b) Approval of the Plan by the holders of two-thirds (2/3) or more of the outstanding Bank Common Stock entitled to vote;

(c) The non-objection of the Board of Governors of the Federal Reserve System to a notification by Corp of its acquisition of Bank; and

(d) The Bank’s Board of Directors not terminating the Plan prior to the Effective Date as permitted by Section 5.2 hereof.

5.2.  Right of Bank to Terminate Plan Prior to the Effective Date.  At any time prior to the Effective Date, the Board of Directors of the Bank may terminate the Plan if in the judgment of the Board of Directors the consummation of the Plan is inadvisable for any reason. To terminate the Plan the Bank’s Board of Directors shall adopt a resolution terminating the Plan and in the event such termination occurs after the stockholders of the Bank have voted on the Plan, promptly give written notice that the Plan has been terminated to the stockholders of the Bank. Upon the adoption of the Board resolution, the Plan shall be of no further force or effect and the Bank and Corp shall not be liable to each other, to any stockholder of the Bank or to any other person by reason of the Plan or the termination thereof. Without limiting the reasons for which the Bank’s Board may terminate the Plan, the Board may terminate the Plan if:

(a) The number of stockholders dissenting from the Plan and demanding payment of the fair value of their shares would in the judgment of the Board render the Plan inadvisable; or

(b) The Bank or Corp fails to receive, or fails to receive in form and substance satisfactory to the Bank or Corp, any permit, license or qualification from any federal or state authority required in connection with the consummation of the Plan.

Section 6.  EXPENSES

Bank will bear all of the expenses incurred by the Bank and by Corp in connection with the Plan, including, without limiting the foregoing, all attorneys, accountants, and printing fees and all licensing fees incurred in connection with the Plan and the formation of Corp.

Section 7.  EFFECTIVE DATE

The Plan shall become effective upon a date selected by the mutual agreement in writing of the parties hereto (the “Effective Date”). The date so selected shall be within a reasonable period after the conditions set forth in Section 5.1 have been complied with and the Bank has received any approvals or consents without which it might terminate the Plan under Section 5.2. At least one week prior to the agreed upon effective date, the Plan shall be filed with the Department of Banking and Insurance of the State of New Jersey together with the writing specifying the Effective Date and a certification by the president or a vice president of the Bank that the Bank’s stockholders have approved the Plan.

IN WITNESS WHEREOF, the Boards of Directors of the Bank of New Jersey and Bancorp of New Jersey, Inc., have authorized the execution of the Plan and caused the Plan to be executed as of the date first written above.

BANCORP OF NEW JERSEY, INC.
ATTEST:

Michael Lesler

By:	Albert F. Buzzetti
Name: Albert F. Buzzetti
Title: President and Chief Executive Officer

BANK OF NEW JERSEY
ATTEST:

Michael Lesler

By:	Albert F. Buzzetti
Name: Albert F. Buzzetti
Title: President and Chief Executive Officer

EXHIBIT C

CERTIFICATE OF INCORPORATION
OF
BANCORP OF NEW JERSEY, INC.

This is to certify that there is hereby organized a corporation under and by virtue of the New Jersey Business Corporation Act (N.J.S.A. 14A:1-1 et seq.).

ARTICLE 1

The name of the Corporation is “Bancorp of New Jersey, Inc.”

ARTICLE 2

The address of this Corporation’s registered office is 204 Main Street, Fort Lee, New Jersey 07024, and the name of the Corporation’s registered agent at such address is Albert F. Buzzetti.

ARTICLE 3

The purpose for which this corporation is organized is to engage in any activity within the purposes for which corporations may be organized under the New Jersey Business Corporation Act.

ARTICLE 4

The aggregate number of shares of stock that the Corporation shall have authority to issue is twenty million (20,000,000) shares of common stock, no par value per share.

ARTICLE 5

The first board of directors of the Corporation shall consist of eighteen (18) directors whose names are:

Jack Alter	John K. Daily	Josephine Mauro
Michael Bello	Armand Leone	Joel Paritz
Jay William Blau	Anthony LoConte	Christopher Shaari
Albert F. Buzzetti	Carmelo Luppino	Anthony Siniscalchi
Albert L. Buzzetti	Rosario Luppino	Mark J. Sokolich
Stephen Crevani, Sr.	Howard Mann	Diane Spinner

Each member of the first board of directors has a business address at 204 Main Street, Fort Lee, New Jersey 07024.

Effective as of the first annual meeting of the shareholders of the Corporation, the directors of the Corporation shall be classified in respect to the time for which they shall severally hold office into three classes, each class consisting of such number of directors as nearly equal one-third (1/3) of the number of directors constituting the entire board of directors as possible.

At the first annual meeting of the shareholders, one class of directors will be elected for an initial term to expire at the second annual meeting of shareholders, one class of directors will be elected for an initial term to expire at the third annual meeting of shareholders, and one class of directors will be elected for an initial term to expire at the fourth annual meeting of shareholders. Each director so elected will hold office until his or her successor is elected and qualified.

At the second annual meeting of shareholders and at each annual meeting of shareholders thereafter, such number of directors as shall then constitute the class shall be elected to hold office for a term to expire at the third annul meeting of shareholders after their election and thereafter until their successors are elected and qualified, so that a number of directors as nearly equal one-third (1/3) of the number of directors constituting the entire board as possible shall be elected annually.

In the event of an increase in the number of directors constituting the entire board, new directors shall be classified to maintain the number of directors in each class as nearly equal one-third (1/3) of the number of directors constituting the entire board as possible. In the event of a decrease in the number of directors constituting the entire board, no term of any incumbent director may be shortened; however, at the next succeeding annual meeting of shareholders following such decrease in the number of directors, any incumbent director or director nominee may be elected for a term to expire at the first or second annul meeting of shareholders after their election, to the extent necessary to maintain the number of directors in each class as nearly equal one-third (1/3) of the number of directors constituting the entire board as possible.

ARTICLE 6

The name of the incorporator is Dennis R. Casale and the address of the incorporator is c/o Pepper Hamilton LLP, 300 Alexander Park, Princeton, New Jersey 08543.

ARTICLE 7

Subject to the following, a director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. The preceding sentence shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (i) in breach of such person’s duty of loyalty to the Corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law, or (iii) resulting in receipt by such person of an improper personal benefit. If the New Jersey Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer or both of the Corporation shall be eliminated or limited to the fullest extent permitted by the New Jersey Business Corporation Act as so amended. Any amendment to this Certificate of Incorporation, or change in law which authorizes this Article shall not adversely affect any then existing right or protection of a director or officer of the Corporation.

ARTICLE 8

The Corporation shall indemnify its officers, directors, employees, and agents and former officers, directors, employees and agents, and any other persons serving at the request of the Corporation as an officer, director, employee or agent of another corporation, association, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees, judgments, fines, and amounts paid in settlement) incurred in connection with any pending or threatened action, suit, or proceeding, whether civil, criminal, administrative or investigative, with respect to which such officer, director, employee, agent or other person is a party, or is threatened to be made a party, to the full extent permitted by the New Jersey Business Corporation Act. The indemnification provided herein (i) shall not be deemed exclusive of any other right to which any person seeking indemnification may be entitled under any bylaw, agreement, or vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in any other capacity, and (ii) shall inure to the benefit of the heirs, executors, and the administrators of any such person. The Corporation shall have the power, but shall not be obligated, to purchase and maintain insurance on behalf of any person or persons enumerated above against any liability asserted against or incurred by them or any of them arising out of their status as corporate directors, officers, employees, or agents whether or not the Corporation would have the power to indemnify them against such liability under the provisions of this Article. When a board of directors does not consist of a majority of disinterested directors, the board may nevertheless advance expenses to one or more directors or all of them provided each executes the undertaking to repay required by law.

ARTICLE 9

The effective date of this Certificate of Incorporation shall be the date filed with the State Treasurer of the State of New Jersey.

IN WITNESS WHEREOF, the incorporator, being at least 18 years of age, has signed this Certificate this 15th day of November, 2006.

Dennis R. Casale
Dennis R. Casale, Incorporator

EXHIBIT D

SECTIONS 360 THROUGH 369 OF BANKING ACT
(“DISSENTERS’ RIGHTS”)

17:9A-360. Notice of dissent; “dissenting stockholder” defined

(1) Any stockholder of a participating bank electing to dissent from the plan of acquisition may do so by filing with the participating bank of which he is a stockholder, a written notice of such dissent, stating that he intends to demand payment for his shares if the plan of acquisition becomes effective. Such dissent shall be filed before the taking of the vote of the stockholders on the plan of acquisition pursuant to section 5.

(2) Within 10 days after the date on which the plan of acquisition is approved by stockholders of a participating bank as provided in section 5 hereof, such bank shall give notice of such approval by certified mail to each stockholder who has filed written notice of dissent pursuant to subsection (1) of this section, except any who voted for or consented in writing to such plan of acquisition.

(3) Within 20 days after the mailing of such notice, any stockholder to whom the participating bank was required to give such notice, may make written demand on the participating bank for the payment of the fair value of his shares. A stockholder who makes a demand pursuant to this subsection (3) is hereafter in this act referred to as a “dissenting stockholder.” Upon making such demand, the dissenting stockholder shall cease to have any rights of a stockholder except the right to be paid the fair value of his shares and any other rights of a dissenting stockholder under this act.

(4) Not later than 20 days after demanding payment for his shares pursuant to this section, the stockholder shall submit the certificate or certificates representing such shares to the participating bank of which he is a stockholder for notation thereon that such demand has been made, whereupon such certificate or certificates shall be returned to him. If shares represented by a certificate on which such notation has been made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of such shares, and a transferee of such shares shall acquire by such transfer no rights other than those which the original dissenting stockholder had after making a demand for payment of the fair value thereof.

(5) A stockholder may not dissent as to less than all of the shares owned beneficially by him. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner.

17:9A-361. Valuation date of fair value

For the purposes of this act, the fair value of the shares of a participating bank shall be determined as of the day before the day on which the vote of stockholders of such bank was taken as provided in section 5. In determining fair value, there shall be excluded any appreciation or depreciation in value resulting from the consummation of the plan of acquisition.

17:9A-362. Termination of right of stockholder to be paid the fair value of his shares

(1) The right of a dissenting stockholder to be paid the fair value of his shares shall cease if

(a) He has failed to present his certificates for notation as provided by subsection (4) of section 6, unless a court having jurisdiction, for good and sufficient cause shown, shall otherwise direct;

(b) His demand for payment is withdrawn with the written consent of the participating bank;

(c) The fair value of the shares is not agreed upon as provided in this act, and no action for the determination of fair value by the Superior Court is commenced within the time provided in this act;

(d) The Superior Court determines that the stockholder is not entitled to payment for his shares;

(e) The plan of acquisition of shares is abandoned, rescinded, or otherwise terminated in respect to the participating bank of which he is a stockholder; or

(f) A court having jurisdiction permanently enjoins or sets aside the acquisition of shares.

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(2) In any case provided for in subsection (1) of this section the rights of the dissenting stockholder as a stockholder shall be reinstated as of the date of the making of a demand for payment pursuant to section 6 without prejudice to any corporate action which has taken place during the interim period. In such event, he shall be entitled to any intervening pre-emptive rights and the right to payment of any intervening dividend or other distribution, or if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the participating bank, the fair value thereof in cash as of the time of such expiration or completion.

17:9A-363. Rights of dissenting stockholder

(1) A dissenting stockholder may not withdraw his demand for payment of the fair value of his shares without the written consent of the participating bank.

(2) The enforcement by a dissenting stockholder of his right to receive payment for his shares shall exclude the enforcement by such dissenting stockholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in subsection (2) of section 8 and except that this subsection shall not exclude the right of such dissenting stockholder to bring or maintain an appropriate action to obtain relief on the ground that consummation of the plan of acquisition will be or is ultra vires, unlawful or fraudulent as to such dissenting stockholder.

17:9A-364. Determination of fair value by agreement

(1) Within 10 days after the expiration of the period within which stockholders may make written demand to be paid the fair value of their shares, or within 10 days after the plan of acquisition becomes effective, whichever is later, the participating bank shall mail to each dissenting stockholder the balance sheet and the surplus statement of the participating bank as of the latest available date, which shall not be earlier than 12 months prior to the making of the offer of payment hereinafter referred to in this subsection, and a profit and loss statement or statements for not less than a 12-month period ended on the date of such balance sheet or, if the participating bank was not in existence for such 12-month period, for the portion thereof during which it was in existence. The participating bank may accompany such mailing with a written offer to pay each dissenting stockholder for his shares at a specified price deemed by such bank to be the fair value thereof. Such offer shall be made at the same price per share to all dissenting stockholders of the same class, or, if divided into series, of the same series.

(2) If, not later than 30 days after the expiration of the 10-day period limited by subsection (1) of this section, the fair value of the shares is agreed upon between any dissenting stockholder and the participating bank, payment therefor shall be made upon surrender of the certificate or certificates representing such shares.

17:9A-365. Procedure on failure to agree upon fair value; commencement of action to determine fair value

(1) If the fair value of the shares is not agreed upon within the 30-day period limited by subsection (2) of section 10, the dissenting stockholder may serve upon the participating bank a written demand that it commence an action in the Superior Court for the determination of such fair value. Such demand shall be served not later than 30 days after the expiration of the 30-day period so limited and such action shall be commenced by the participating bank not later than 30 days after receipt by such bank of such demand, but nothing herein shall prevent such bank from commencing such action at any earlier time.

(2) If a participating bank fails to commence the action as provided in subsection (1) of this section a dissenting stockholder may do so in the name of such bank, not later than 60 days after the expiration of the time limited by subsection (1) of this section in which such bank may commence such an action.

17:9A-366. Action to determine fair value; jurisdiction of court; appointment of appraiser

In any action to determine the fair value of shares pursuant to this act:

(a) The Superior Court shall have jurisdiction and may proceed in the action in a summary manner or otherwise;

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(b) All dissenting stockholders, wherever residing, except those who have agreed with the participating bank upon the price to be paid for their shares, shall be made parties thereto as an action against their shares quasi in rem;

(c) The court in its discretion may appoint an appraiser to receive evidence and report to the court on the question of fair value, who shall have such power and authority as shall be specified in the order of his appointment; and

(d) The court shall render judgment against the participating bank and in favor of each stockholder who is a party to the action for the amount of the fair value of his shares.

17:9A-367. Judgment in action to determine fair value

(1) A judgment for the payment of the fair value of shares shall be payable upon surrender to the participating bank of the certificate or certificates representing such shares.

(2) The judgment shall include an allowance for interest at such rate as the court finds to be equitable, from the day of the meeting of stockholders of the participating bank at which the plan of acquisition was approved to the day of payment. If the court finds that the refusal of any dissenting stockholder to accept any offer of payment made by the participating bank under section 10 was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

17:9A-368. Costs and expenses of action

The costs and expenses of bringing an action pursuant to section 11 shall be determined by the court and shall be apportioned and assessed as the court may find equitable upon the parties or any of them. Such expenses shall include reasonable compensation for and reasonable expenses of the appraiser, if any, but shall exclude the fees and expenses of counsel for and experts employed by any party; but if the court finds that the offer of payment made by the participating bank under section 10 was not made in good faith, or if no such offer was made, the court in its discretion may award to any dissenting stockholder who is a party to the action reasonable fees and expenses of his counsel and of any experts employed by the dissenting stockholder.

17:9A-369. Disposition of shares

Upon payment for shares pursuant to subsection (2) of section 10, or upon payment of a judgment pursuant to subsection (1) of section 13, the participating bank making such payment shall acquire all the right, title and interest in and to such shares, notwithstanding any other provision of law. Shares so acquired by the participating bank shall be disposed of as a stock dividend as provided by section 212 of the Banking Act of 1948, P.L.1948, chapter 67.

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